March 23, 2009

Almaden Minerals Ltd.
Suite 1103 - 750 West Pender St
Vancouver, BC V6C 2T8

Minera Gavilan S.A. de C.V.
Calle Maclovio Herrera
Número 64 Int. M, Colonia Centro, Hidalgo del Parral
Chihuahua, Mexico, 33800

Attention: Mr. Morgan J. Poliquin, President & COO

Sirs:

Re: Option Agreement – Tuligtic Project, Mexico

Further to our recent discussions, this letter option agreement (the "**Agreement**") sets out the general terms for an option and incorporated joint venture under which Antofagasta Minerals S.A. ("**Antofagasta**") can earn up to a 75% interest in the mineral and other rights held by Almaden Minerals Ltd. ("**Almaden**") (through its wholly owned subsidiary, Minera Gavilan, S.A. de C.V., **"Minera Gavilan")** in the Mining Rights and other assets comprising the Tuligtic Project located in Mexico (i.e., the "**Assets**"), all as more particularly described in Schedule "A". In this Agreement a reference to "Almaden" includes Almaden and Minera Gavilan, unless otherwise noted. This Agreement is intended to confirm our discussions regarding the earning of such interest and the subsequent arrangements that may be entered into, which may involve the formation of an incorporated joint venture company that will hold and explore the Assets and if warranted, develop one or more project or projects (the "**Transaction**"). This Agreement, including the Schedules, will serve as the basis for the negotiation and execution of a definitive formal **shareholders' agreement** between us governing the project (the "**Shareholders' Agreement**") and will be prepared by Antofagasta.

This Agreement is a binding and enforceable agreement between the Parties and will remain in full force and effect until terminated in accordance with the terms hereof or superseded by the Shareholders' Agreement.

1. Due Diligence Review and Conditions Precedent

1.1 Due Diligence – The parties acknowledge that Antofagasta has completed a due diligence review of the Mining Rights (the "**Due Diligence Review**").

1.2 Conditions Precedent – This Agreement and the obligations of the Parties under it are subject to each of the following conditions ("**Conditions Precedent**") being fulfilled:

(a) Almaden obtaining all required approvals, consents or acceptances of the TSX and all such governmental and regulatory approvals as may be required, at law or otherwise, for the Transaction and the transfer of any Interest to Antofagasta or Newco; and

(b) the approval of the Transaction by the board of directors of each of Almaden and Antofagasta.

1.3 Waiver – The Condition Precedent set out in Section 1.2(b) is for the benefit of both Antofagasta and Almaden and cannot be waived or extended unless agreed to in writing by both of them. The

Condition Precedent set out in Section 1.2(a) is for the benefit of Antofagasta only and may be waived by it in its sole discretion. The Parties may waive the applicable Condition Precedent capable of waiver on or before the Satisfaction Date.

1.4 Non-Satisfaction and Extensions – If a Condition Precedent is not satisfied, waived or extended on or by the Satisfaction Date, this Agreement will terminate. Any notice to the waiver of or extension of the date for fulfilment of one or more of the Conditions Precedent of this Agreement from one Party to the other under this Section must be in writing and executed by Antofagasta and Almaden as contemplated in Section 1.3 on or before the Satisfaction Date. Extensions can be effected on one or more occasions by no more than 30 days per extension (each such extended date will be a Satisfaction Date).

1.5 Satisfaction – Upon the Conditions Precedent being fulfilled or waived by the Satisfaction Date, this Agreement will be deemed to continue as a binding agreement between the Parties, with the "**Effective Date**" being the date that all the Conditions Precedent have been fulfilled or waived.

2. Definitions

2.1 The following terms will have the following meanings in this Agreement:

(1) "**Actual Expenditures"** all Expenditures except for those included in the calculations of Deemed Expenditures;

(2) "**Affiliate**" means any Person that controls, is controlled by, or is under common control with, a Party. For the purposes of the preceding sentence only, "control" means the right to the exercise, directly or indirectly, of more than fifty percent (50%) of the voting rights attributable to the controlled Person;

(3) "**Agreement**" has the meaning as set out in the first paragraph of this document;

(4) "**Almaden Election**" has the meaning as set out in Section 6.2;

(5) "**Antofagasta**" has the meaning as set out in the first paragraph of this Agreement;

(6) "**Antofagasta Purchase Period**" has the meaning as set out in Section 6.3(b);

(7) "**Area of Interest**" has the meaning as set out in Section 10.1;

(8) "**Assets**" means the Mining Rights, and including without limitations, all associated licences, permits, lease agreements, real property rights, water rights, data, maps, information, technical reports, drill core, samples and assays together with exploration tools, equipment, and supplies thereafter acquired by either Party in relation to the Mining Rights, as described in the list and the map set out in Schedule "A";

(9) "**Board**" means the Board of Directors of Newco;

(10) "**Budget**" has the meaning as set out in Section 7.6;

(11) "**Cash Payments**" has the meaning as set out in Section 4.2(b);

(12) "**Committed Expenditures**" has the meaning as set out in Section 4.2(a)(i);

(13) "**Conditions Precedent**" has the meaning as set out in Section 1.2;

(14) "**Confidential Information**" has the meaning as set out in the Confidentiality Agreement and Section 12.1;

(15) "**Confidentiality Agreement**" means the confidentiality agreement entered into between Antofagasta and Almaden on September 23, 2008;

(16) "**Control Interest**" means the direct or indirect ownership or control of the voting securities in a company which comprises 50% or more of the total issued and outstanding voting securities of that company;

(17) "**Deemed Expenditures**" means:

(i) upon commencement of the 60/40 Phase:

(A) in the case of Antofagasta, 100% of all Expenditures funded by Antofagasta up to the date of start of the 60/40 Phase; and

(B) in the case of Almaden, 40/60 multiplied by the amount set out in the immediately preceding sub-section; and

(ii) upon commencement of the 75/25 Phase:

(A) in the case of Antofagasta, 100% of all Expenditures funded by Antofagasta up to the date of start of the 75/25 Phase; and

(B) in the case of Almaden, 25/75 multiplied by the amount set out in the immediately preceding sub-section;

(18) "**Development Decision**" means a decision by the Management Committee or the Board (as applicable) to approve a Development Program, evidenced by written minutes, which will include, but not be limited to, the approval of the capital expenditure Budget in relation thereto;

(19) "**Development Program**" means a program prepared by the Operator and approved by the Management Committee or the Board (as applicable) for the development and construction of a mine and related infrastructure and processing facilities on the Mining Rights which is consistent with a feasibility study delivered on the Mining Rights;

(20) "**Designated Accounting Firms**" means Price Waterhouse, Ernst & Young, KPMG and Deloitte or any successor or resulting firms or entity created by a merger, amalgamation, business combination or like transaction of one of such firms with another firm or entity (whether it is one of the four firms named on this definition, or otherwise);

(21) "**Due Diligence Review**" has the meaning as set out in Section 1.1;

(22) "**Effective Date**" has the meaning as set out in Section 1.5;

(23) "**Encumbrance**" means any mortgage, charge, pledge, hypothecation, security interest, assignment, lien (statutory or otherwise), charge, title retention agreement or arrangement,

royalty, restrictive covenant or other encumbrance of any nature or any agreement to give or create any of the foregoing;

(24) "**Expenditures** " means all costs and expenses of whatever kind or nature spent or incurred or in the conduct of activities on or in relation to the Mining Rights, as the case may be, including:

(i) in holding the Mining Rights in good standing (including land maintenance costs and any monies expended as required to comply with applicable laws and regulations), curing title defects and in acquiring and maintaining surface, water and other ancillary rights;

(ii) in preparing for and in the application for and acquisition of environmental and other permits necessary or desirable to commence and complete exploration and development activities;

(iii) in connection with any applications and necessary studies for the obtaining of permits, licences, and other regulatory approvals including the preparation for and attendance at hearings and other meetings relating to the Mining Rights;

(iv) in doing geophysical, geochemical and geological surveys, drilling, assaying and metallurgical testing, including costs of assays, metallurgical testing and other tests and analyses to determine the quantity and quality of minerals and metals, water and other materials or substances;

(v) in the preparation of Work Programs and Budgets and the presentation and reporting of data and other results obtained from those Work Programs including any program for the preparation of any preliminary assessment, technical report, pre-feasibility study, Feasibility Study or other evaluation of the Mining Rights;

(vi) in searching for, digging, trenching, sampling, assaying, testing, working, developing, mining or extracting minerals and metals;

(vii) in conducting the drilling of holes drilled with reverse circulation or diamond drill hole systems;

(viii) in acquiring, erecting and installing a mining plant, milling and metallurgical plant, ancillary facilities, buildings, machinery, tools, appliances or equipment and constructing access roads, railroads and other transportation facilities for use in relation to the Mining Rights;

(ix) in transporting minerals, personnel, supplies, mining or milling plant, buildings, machinery, tools, appliances or equipment in, to or from the Mining Rights;

(x) for environmental remediation and rehabilitation;

(xi) in acquiring or obtaining the use of facilities, equipment or machinery, and for all parts, supplies and consumables;

(xii) for salaries, wages and/or other expenses for persons assigned to exploration, evaluation, development and operation activities;

(xiii) in paying assessments or contributions under worker's compensation, employment insurance, pension or other similar legislation or ordinances relating to such personnel;

(xiv) in supplying food, lodging and other reasonable needs for personnel;

(xv) travelling expenses of all persons engaged in work with respect to and for the benefit of the Mining Rights, including for their food, lodging and other reasonable needs, and for greater certainty include such expenses of Almaden representatives and personnel engaged in work with respect to and for the benefit of the Mining Rights;

(xvi) payments to contractors or consultants for work done, services rendered or materials supplied;

(xvii) the cost of insurance premiums and performance bonds or other security;

(xviii) all duties and taxes levied against or in respect of the Mining Rights, and for activities on the Mining Rights, and all duties and taxes levied against Newco;

(xix) all acquisition costs incurred to acquire any rights acquired to form part of the Assets pursuant to Section 10.1 – Area of Interest;

(xx) attendance at Board meetings, Management Committee meetings and other meetings related to the Transaction;

(xxi) Maintenance Payments and Feasibility Maintenance Costs;

(xxii) in preparing engineering, geological, financial or marketing studies and reports and activities related thereto;

(xxiii) all principal and interest payments due and owing to third party lenders;

(xxiv) the cost to be incurred in respect of the incorporation of Newco and the transfer of the Mining Rights and other Assets to Newco;

(xxv) in obtaining independent legal services directly relating to Operations; and

(xxvi) the Operator's Fee,

provided that the costs and expenses of goods or services supplied by any Affiliate of Antofagasta will be charged at the same rate as would be used by a non-related party in a transaction at arms length for equivalent goods or services;

Where equipment services or supplies are supplied or provided by Almaden or an Affiliate of Almaden, it will be deemed to have been supplied or provided at commercially comparable rates.

(25) "**Feasibility Study**" means a study prepared in compliance with the standards set out in National Instrument 43-101 published by the Canadian Securities Administrators and in conjunction with a recognized international mining engineering firm showing the feasibility of placing the Mining Rights into production in such form and detail and using such assumption as to mineral prices as are customarily and reasonably done by major

international mining companies, and of a standard that could reasonably serve as a basis for a final decision by a financial institution whether or not to provide debt financing for the development of the Mining Rights for mineral production, and will include a reasonable assessment of the mineable mineral reserves and their amenability to milling or processing, a complete description of the work, equipment and supplies, environmental studies, mitigation and project closure plans required to bring the Mining Rights into production and the estimated cost thereof, a description of the mining methods to be employed and a financial appraisal of the proposed operations;

(26) "**Financing Delivery Date**" has the meaning as set out in Section 6.2;

(27) "**First Option**" has the meaning as set out in Section 4.1;

(28) "**First Option Expenditures**" has the meaning set out in Section 4.2;

(29) "**Force Majeure**" has the meaning as set out in Section 14.2;

(30) "**Governmental Authority**" means any foreign, domestic, national, federal, provincial, territorial, state, regional, municipal or local government or authority, quasi government authority, fiscal or judicial body, government or self regulatory organization, commission, board, tribunal, organization, or any regulatory, administrative or other agency, or any political or other subdivision, department, or branch of any of the foregoing;

(31) "**Interest**" means an undivided beneficial interest in the Assets and an undivided equity interest in Newco, all expressed as a percentage;

(32) "**Maintenance Payments**" has the meaning as set out in Section 7.7;

(33) "**Management Committee**" has the meaning as set out in Section 7.5;

(34) "**Minerals**" means all ores, and concentrates or metals derived from them, containing precious, base and industrial minerals and which are found in, on or under the Mining Rights and may lawfully be explored for, mined and sold pursuant to the rights granted by such Mining Rights and other instruments of title under which any of the Mining Rights are held;

(35) "**Mining Rights**" means the mining concessions and other mineral rights defined in accordance with the *Mining Law* of Mexico as further described in Schedule A-1 and in the map set out in Schedule A-2;

(36) "**Minority Shareholder**" means a shareholder of Minera Gavilan, Newco or a Wholly Owned Affiliate that holds a nominal number of shares of such entity as required by the corporate laws of the jurisdiction of incorporation of such entity to ensure there are two shareholders of such entity;

(37) "**Newco**" has the meaning as set out in Section 4.4;

(38) "**Non-Operator**" has the meaning as set out in Section 7.1(a);

(39) "**Operations**" means the activities of prospecting, exploration, development, construction, mining, milling, processing, treatment operations and related operations conducted by or on behalf of the Parties in respect of the Mining Rights, including the preparation of any

preliminary assessment, technical report, pre-feasibility or Feasibility Study and any other reports, studies or supplementary information;

(40) "**Operator**" has the meaning as set out in Section 7.1(a);

(41) "**Operator's Fee**" has the meaning as set out in Section 7.2;

(42) "**Parties**" means all the parties to this Agreement, and a reference to a "Party" means one of them, except:

(i) in Section 9, a reference to "**Parties**" will mean collectively Almaden and Minera Gavilan (as one Party) and Antofagasta as the other "**Party**"; and

(ii) in Section 14.2, where a specific definition is provided;

(43) "**Person**" means an individual, corporation, trust, partnership, limited liability company, contractual mining company, joint venture, unincorporated organization, firm, estate, governmental authority or any agency or political subdivision thereof, or other entity;

(44) "**Phase I**" has the meaning set out in Section 4.3;

(45) "**Phase II**" has the meaning set out in Section 5.3;

(46) "**Phase III**" has the meaning set out in Section 6.1;

(47) "**Phase IV**" has the meaning set out in Section 6.2;

(48) "**Review Period**" has the meaning as set out in Section 1.1;

(49) "**Royalty**" means a 2% net smelter returns royalty as further described in Schedule B;

(50) "**Royalty Election**" has the meaning as set out in Section 6.2(c);

(51) "**Proportionate Share**" means for any Party or Shareholder (as applicable), that share which is equal to that Party's or Shareholder's Interest, expressed as a percentage;

(52) "**Sale Election**" has the meaning set out in Section 6.2(b);

(53) "**Second Option**" has the meaning as set out in Section 5.1;

(54) "**75% Exercise Date**" has the meaning as set out in Section 5.3;

(55) "**75/25 Phase**" has the meaning set out in Section 6.2(a);

(56) "**Shareholder**" means a Party with an equity interest in Newco;

(57) "**Shareholders' Agreement**" has the meaning as set out in the first paragraph of this Agreement;

(58) "**Signature Date**" means March 23, 2009 notwithstanding the date of actual signature of this Agreement by the Parties;

(59) "**60% Exercise Date**" has the meaning as set out in Section 4.3;

(60) "**60/40 Phase**" has the meaning as set out in Section 5.7(b);

(61) "**Supermajority Decisions**" means the decisions to be made by the Board or the Management Committee, as the case may be, that require the approval of Management Committee members or directors of the Board (as applicable) representing a Proportionate Share equal to 75% or greater of the Parties that such Management Committee members (or directors) represent of such matters that are normally considered supermajority decisions in mining operations of the same nature as this Transaction, as set out in Schedule C;

(62) "**Third Party Financing**" has the meaning as set out in Section 6.2;

(63) "**Transaction**" has the meaning as set out in the first paragraph of this Agreement;

(64) "**TSX**" means the Toronto Stock Exchange;

(65) "**Unanimous Decisions**" means the decisions to be made by the Board or the Management Committee, as the case may be, that require the approval of Management Committee members or directors of the Board (as applicable) representing a Proportionate Share equal to of the Parties that such Management Committee members (or directors) represent of such matters that are normally considered unanimous decisions in mining operations of the same nature as this Transaction, as set out in Schedule C;

(66) "**Wholly Owned Affiliates**" means an Affiliate of a Party that is wholly owned by such Party, except for a Minority Shareholder; and

(67) "**Work Program**" has the meaning as set out in Section 7.6.

3. Representations, Warranties, Covenants and Acknowledgements

3.1 Representations and Warranties of Almaden

Almaden and Minera Gavilan each represent and warrant to Antofagasta that:

(a) the Assets are properly and accurately described in Schedule "A";

(b) the Mining Rights (including those specified in Schedule "A") have been duly and validly constituted, staked, located and recorded pursuant to all applicable laws and regulations in Mexico and are currently in good standing;

(c) Minera Gavilan is the sole recorded and beneficial owner of the Mining Rights and other rights as described in Schedule A, and has good and marketable title to such rights;

(d) the Mining Rights, and Minera Gavilan's interest in the Mining Rights, are free and clear of all Encumbrances;

(e) there are no outstanding agreements or options to acquire or purchase the Mining Rights or any interest in the Mining Rights. No person has any royalty or other interest whatsoever in production or profits from the Mining Rights;

(f) all work or expenditure obligations applicable to the Mining Rights, all reports of the work or expenditures and other requirements to be satisfied or filed to keep the Mining Rights in good standing have been satisfied or filed, and to the best of their knowledge have satisfied the applicable Governmental Authority;

(g) all rentals, duties, taxes, assessments, licence payments and other governmental charges applicable to, or imposed on, the Mining Rights which were due to be paid on or before the Signature Date have been submitted and, to the best of their knowledge, paid in full;

(h) to the best of their knowledge, Almaden and Minera Gavilan has made available to Antofagasta all material maps, assays, surveys, drill logs, samples, metallurgical, geological, geophysical, geochemical and engineering data within its control in respect of the Mining Rights;

(i) to the best of their knowledge, Almaden and Minera Gavilan and its personnel have conducted all activities on or in respect of the Mining Rights in material compliance, and to the best of the knowledge of Almaden and Minera Gavilan the Mining Rights itself complies, with all applicable statutes, regulations, by-laws, laws, orders and judgments, and all directives, rules, consents, permits, orders, guidelines, approvals and policies of all applicable Governmental Authorities;

(j) to the best of their knowledge, there are no actual, alleged, potential or future adverse claims, challenges, suits, actions, prosecutions, investigations or proceedings against or to, the ownership of, or title to, the Mining Rights nor to the best of the knowledge of Almaden is there any basis for any of the foregoing;

(k) no consent or approval of any third person, stock exchange or Governmental Authority is required for the execution, delivery or performance of this Agreement by Almaden or the transfer or acquisition of the Assets or an interest in the Assets;

(l) to the best of their knowledge, neither Almaden nor Minera Gavilan have notice, or knowledge of, any proposal to terminate or vary the terms of or rights attaching to the Mining Rights from any Governmental Authority, or of any challenge to Almaden's or Minera Gavilan's right, title or interest in the Mining Rights;

(m) to the best of their knowledge, the Mining Rights do not lie within any protected area, area that is designated as indigenous lands by any Governmental Authority, rescued area, reserve, reservation, reserved area, special needs lands as designated by any Governmental Authority having jurisdiction that would impair the exploration for Minerals or the development of a mining project on the Mining Rights, and currently Almaden and Minera Gavilan have certain oral agreements with the ejido regimes and/or communities covering the lands as set out on Schedule A-1 and confirm that Almaden and Minera Gavilan have access to such lands to enable them to explore for Minerals and develop a mining project thereon;

(n) to the best of their knowledge, there are no orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures with respect to the Mining Rights or the conduct of the business related to the Mining Rights, nor has any activity on the Mining Rights been in material violation of any environmental law, regulations or regulatory prohibition or order, and conditions on and relating to the Mining Rights are in material compliance with those laws, regulations, prohibitions and orders;

(o) there has been no material spill, discharge, leak, emission, ejection, escape, dumping, or any release or threatened release of any kind, of any toxic or hazardous substance or waste (as defined by any applicable law) from, on, in or under the Mining Rights or into the environment, as a result of the activities of Almaden or Minera Gavilan from the date of issuance of the Mining Rights, except releases expressly permitted or otherwise authorized by applicable law;

(p) to the best of their knowledge, no toxic or hazardous substance or waste has been disposed of or is located on the Mining Rights as a result of activities of Almaden, Minera Gavilan or their respective predecessors in title or interest;

(q) to the best of their knowledge no toxic or hazardous substance or waste has been treated on or stored on the Mining Rights;

(r) no toxic or hazardous substance or waste is now stored on the Mining Rights as a result of activities of Almaden or Minera Gavilan;

(s) to the best of their knowledge, there are no ongoing claims or actions taken, nor to the best of Almaden's or Minera Gavilan's knowledge pending, by or on behalf of any native or indigenous persons with respect to any lands included in the area of the Mining Rights;

(t) to the best of their knowledge, the Mining Rights have not been acquired, directly or indirectly, as a result of the payment of a bribe to an official or the concealment or conversion of the proceeds of a bribe to an official; and

(u) to the best of their knowledge, all information supplied to Antofagasta or its personnel in the course of the Due Diligence Review in respect of the transactions contemplated by this Agreement, is accurate and correct in all material aspects.

3.2 Mutual Representations and Warranties – Each Party represents and warrants to the other Party that:

(a) it is a body corporate incorporated, organized and validly subsisting under the laws of its incorporating jurisdiction;

(b) it has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to or contemplated by this Agreement and to carry out its obligations hereunder;

(c) neither the execution and delivery of this Agreement nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by any agreement to which it is a Party;

(d) the execution and delivery of this Agreement and the Agreements contemplated hereby will not violate or result in the breach of the laws of any jurisdiction applicable or pertaining thereto or of its constating documents; and

(e) this Agreement constitutes a legal, valid and binding obligation of it, enforceable in accordance with its terms by appropriate legal remedy.

4. First Option – Phase I

4.1 Grant of First Option – Almaden grants to Antofagasta the sole and exclusive right and option, in accordance with this Section 4, to acquire an undivided 60% Interest (the "**First Option**"), free and clear of all Encumbrances.

4.2 Conditions of Exercise of First Option – The right of Antofagasta to exercise the First Option and acquire a 60% Interest is conditional on Antofagasta:

(a) funding aggregate Expenditures on the Mining Rights of an aggregate of US$7.0 million (the "**First Option Expenditures**") over a five year period, commencing on the Effective Date, to be funded as follows:

(i) not less than US$1,000,000 on or before the first anniversary date from the Effective Date (the "**Committed Expenditures**");

(ii) not less than an additional US$2,500,000 on or before the third anniversary date from the Effective Date, (for accumulated Expenditures of US$3,500,000); and

(iii) not less than an additional US$3,500,000 on or before the fifth anniversary date from the Effective Date, (for accumulated Expenditures of US$7,000,000); and

(b) making cash payments (collectively the "**Cash Payments**") to Almaden as follows:

(i) US$50,000 on or before the first anniversary date from the Effective Date;

(ii) US$100,000 on or before the second anniversary date from the Effective Date (for accumulated cash payments of US$150,000);

(iii) US$150,000 on or before the third anniversary date from the Effective Date (for accumulated cash payments of US$300,000); and

(iv) US$700,000 on or before the fifth anniversary date from the Effective Date (for accumulated cash payments of US$1,000,000).

4.3 Exercise of First Option – Upon Antofagasta funding the First Option Expenditures and making the Cash Payments within the time periods set out in Section 4.2 (subject to Section 14.1), Antofagasta will be deemed to have earned a 60% Interest, and Antofagasta will deliver a notice to Almaden confirming the exercise of the First Option and the date of such notice will be the "**60% Exercise Date**", subject to Section 4.12. The period from the Effective Date until the first to occur of the 60% Exercise Date or the termination of the First Option under Section 4.9 will be "**Phase I**".

4.4 Formation of Newco – On or before the 60% Exercise Date, Antofagasta and Almaden will form a newly formed special purpose company, under the laws of Mexico ("**Newco**") as further described under Section 8.1, to hold the Assets and develop the Mining Rights. The Parties will mutually agree as to the best time to form Newco (subject to Section 15.2) and will use commercially reasonable efforts to form Newco in a manner which minimizes the tax implications to the Parties. Subject to the exercise of the First Option in accordance with Section 4.3, the Parties (or their designated Wholly Owned Affiliates) will be shareholders in Newco with Antofagasta (or its designated Wholly Owned Affiliate) having a 60% Interest therein and Almaden (or its designated Wholly Owned Affiliate) having a 40% Interest therein, subject to Section 11.2. On or before the 60% Exercise Date, the

Parties will enter into a Shareholders' Agreement governing Newco and the Parties' (or their applicable Wholly Owned Affiliates') rights and obligations with respect to the Assets as further described in Section 8.1(c).

4.5 Committed Expenditures – Notwithstanding Section 4.11, the Committed Expenditures are a firm commitment of Antofagasta and cannot be avoided by termination of this Agreement.

4.6 Accelerated Expenditures and Cash Payments – Antofagasta may elect to accelerate the funding of the First Option Expenditures, or the payment of the Cash Payments, or both, in order to exercise the First Option at an earlier time than contemplated herein.

4.7 Cash in Lieu of Expenditures and Excess Expenditures – Antofagasta may elect to pay to Almaden, on or before the end of the periods set out in Section 4.2, the dollar amount equal to any shortfall in First Option Expenditures required to be funded by Antofagasta by the end of such periods in lieu of completing such Expenditures, and such amounts will be deemed to have satisfied such requirement for the completion of the Expenditures during such periods. Any excess Expenditures completed in advance of the dates specified in Sections 4.2 will be carried over and will qualify and be accounted for as Expenditures required to be funded in the subsequent period.

4.8 Antofagasta's Election to Terminate First Option - The funding of the First Option Expenditures pursuant to Section 4.2, other than the Committed Expenditures, and the making of the Cash Payments, are within the sole and unfettered discretion of Antofagasta, and Antofagasta may elect at any time to terminate the First Option by delivering notice to that effect to Almaden (the "**First Option Termination Notice**").

4.9 First Option Termination – The First Option will, subject to Section 14.1, be of no further force or effect, and will automatically terminate if Antofagasta:

(a) has not funded the First Option Expenditures as set out in Section 4.2(a) (subject to Sections 4.6 and 4.7);

(b) has not made the Cash Payments as set out in Section 4.2(a) (subject to Sections 4.6 and 4.7); or

(c) delivers the First Option Termination Notice to Almaden.

4.10 Termination Consequences – First Option – If the First Option is terminated pursuant to Section 4.9, then Antofagasta will acquire no Interest, and the provisions of Section 13 will apply, subject to Section 4.4.

4.11 Title to Assets and Mining Rights

(a) From the Effective Date to the 60% Exercise Date, title to the Assets will remain in the name of Minera Gavilan.

(b) Upon the formation of Newco as set out in Section 4.4, Almaden will then forthwith transfer the Assets to Newco.

4.12 Expenditures Statement and Audit – Funding of Expenditures will be confirmed as follows:

(a) during Phase I and thereafter when Antofagasta is not the Operator, a statement of wire transfers made by Antofagasta to the Operator for Expenditures that have been funded certified by an officer of Antofagasta will be conclusive evidence of the funding of such Expenditures recorded in the statement; and

(b) after Phase I when Antofagasta is the Operator, an itemized statement of aggregate Expenditures funded in any applicable period, certified to be correct by an officer of Antofagasta will be provided semi-annually and will be conclusive evidence of the funding of such Expenditures recorded in the statement unless within the 60 days after receipt of that statement Almaden delivers a written and detailed objection to the statement to Antofagasta. If Almaden delivers such an objection, then it will be entitled to have such Expenditure statement audited by an independent accounting firm of Almaden's choice of one of the Designated Accounting Firms. At the conclusion of that audit:

(i) if the auditor determines that the statement of aggregate Expenditures was accurate within 5% percent of actual aggregate Expenditures funded, then the cost of the audit will be borne by Almaden; or

(ii) if the auditor determines that the statement of aggregate Expenditures overstated or understated Expenditures actually funded by greater than a 5% margin, then the costs of the audit will be borne by Antofagasta and

(A) if the auditor determines that the statement of aggregate Expenditures overstated the amount of aggregate Expenditures required and results in a deficiency in the amount of aggregate Expenditures obliged to be completed under Section 3, then Antofagasta may pay to Almaden, with 30 days after such determination, the amount equal to the shortfall in aggregate Expenditures, and such payment will be deemed to be a payment of cash in lieu of aggregate Expenditures (as provided for in Section 4.7) in advance of the relevant due date specified in such relevant subsection, and the actual Expenditures so determined, plus such payment of cash in lieu of aggregate Expenditures, will constitute the aggregate Expenditures for the purposes of Section 3; and

(B) if the auditor determines that the statement of aggregate Expenditures understated the amount of aggregate Expenditures required, then the actual Expenditures incurred will constitute aggregate Expenditures for the purposes of Section 3.

Despite anything in this Agreement to the contrary, the auditor's determination of aggregate Expenditures will be final and determinative of the amounts stated in the statement in question, and will not be subject to arbitration under Section 13.4. If an objection under this Section is delivered by Almaden and an audit is conducted, the 60% Exercise Date will be designated by the auditor.

5. Second Option –Phase II

5.1 Second Option – On the 60% Exercise Date, Almaden grants to, and will procure Newco (if necessary) to grant to, Antofagasta the sole and exclusive right and option, in accordance with this

Section 5, to acquire an additional 15% Interest (for an aggregate 75% Interest) (the "**Second Option**"), free and clear of all Encumbrances.

5.2 Conditions of Exercise of Second Option – The right of Antofagasta to exercise the Second Option and acquire an additional 15% Interest (for an aggregate 75% Interest) is conditional on Antofagasta exercising the First Option in accordance with Section 4.3 and Antofagasta funding and delivering a Feasibility Study to Almaden on or before the 7th anniversary date of the Effective Date, and the Parties confirm for clarification that such Feasibility Study is not necessarily a positive Feasibility Study.

5.3 Exercise of Second Option – Upon Antofagasta delivering the Feasibility Study as set out in Section 5.2 (subject to Section 14.1), Antofagasta will be deemed to have earned an additional 15% Interest (for an aggregate 75% Interest), and Antofagasta will deliver a notice to Almaden confirming the exercise of the Second Option and the date of such notice will be the "**75% Exercise Date**". The period from the 60% Exercise Date to the first to occur of the 75% Exercise Date and the termination of the Second Option under Section 5.6 will be "**Phase II**".

5.4 Accelerated Delivery of Feasibility Study – Antofagasta may elect to accelerate delivery of the Feasibility Study referred to in Section 5.2 in order to exercise the Second Option, at an earlier time than the 7th anniversary date of the Effective Date.

5.5 Antofagasta's Election to Terminate Second Option – The delivery of the Feasibility Study within the time period set out in Section 5.2 is within the sole and unfettered discretion of Antofagasta, and Antofagasta may elect at any time to terminate the Second Option by delivering notice to that effect to Almaden (the "**Second Option Termination Notice**").

5.6 Second Option Termination – The Second Option will, subject to Section 14.1, be of no further force or effect, and will automatically terminate if Antofagasta:

(a) has not complied with the conditions set out in Section 5.2; or

(b) delivers the Second Option Termination Notice to Almaden.

5.7 Termination Consequences – Second Option – If the Second Option is terminated pursuant to Section 5.6:

(a) Antofagasta will have no further obligations to Almaden;

(b) Antofagasta will be entitled to retain its 60% Interest, the "**60/40 Phase**" will commence, the Parties will subsequently contribute their respective *pro-rata* share of all approved Work Programs and Budgets in accordance with Section 9.1(b);

(c) Almaden will have the right to elect to become the Operator if it is not the Operator at such time, with such election to be made within 60 days of the Second Option Termination Notice, and if such election is not made, Antofagasta shall remain the Operator, subject to the terms of this Agreement; and

(d) the activities of the Parties with respect to the Mining Rights will continue to be governed by the Shareholders' Agreement, and if the Shareholders' Agreement has not been entered into, such activities will be governed by this Agreement until superseded by the Shareholders' Agreement.

6. Development Decision and Almaden Election

6.1 Development Decision – After the 75% Exercise Date, Antofagasta will have the right at its sole discretion to make a Development Decision. The period from the 75% Exercise Date to the date Antofagasta makes the Development Decision, will be "**Phase III**".

6.2 Arranging Financing and Almaden Election - After the making of a Development Decision by Antofagasta, Antofagasta will use its commercial best efforts to arrange third party financing ("**Third Party Financing**") for the project that is the subject of the Development Decision on a common project finance basis utilizing, if necessary, the cash flow and assets of such project and/or Newco as security for loans and other financing provided by commercial banks, export credit agencies capital markets, and other sources of senior debt. Antofagasta will seek to maximize the amount of financing from third parties, subject to market conditions and to the financial capacity of the project. Antofagasta will be entitled to 75% and Almaden 25% of any third party financing. Upon Antofagasta delivering to Almaden the preliminary indicative terms of the Third Party Financing (the "**Financing Delivery Date**"), Almaden will have a one-time election (the "**Almaden Election**") from that date until the date that is 90 days from the Financing Delivery Date to do one of the following (where such election must be delivered in writing to Antofagasta pursuant to Section 16.7):

(a) to participate in the Third Party Financing and contribute in an equity component required in accordance with its Proportionate Share (the "**75/25 Phase**");

(b) to first offer its 25 % Interest to Antofagasta in accordance with the terms set out in Section 6.3 (the **"Sale Election"**); or

(c) to convert its Interest to the Royalty (the "**Royalty Election**").

If Almaden fails to deliver its decision in respect of the Almaden Election by the 90th day after the Financing Delivery Date , or if the sale to a third party pursuant to the terms as set out in Section 6.3 cannot be completed, Almaden will be deemed to have chosen the Royalty Election. The period from the date of the Development Decision by Antofagasta until the first to occur of the commencement of the 75/25 Phase; the making of, or deemed making of, the Royalty Election by Almaden; or the completion of the Sale Election either to Antofagasta or a third party as set out in Section 6.3, will be "**Phase IV**".

6.3 Right of First Offer – If the Sale Election is made pursuant to the terms of Section 6.2(b) by Almaden, Almaden must first provide Antofagasta the first right to buy Almaden's 25% Interest as follows:

(a) the Sale Election must set out the cash consideration for which Almaden wishes to receive for its entire 25% Interest;

(b) for a period of 60 days following the receipt of the Sale Election (the "**Antofagasta Purchase Period**"), Antofagasta will have the exclusive right and option to purchase Almaden's 25% for such cash consideration;

(c) the purchase of Almaden's 25% Interest under the terms of the Sale Election must be completed by Antofagasta within the Antofagsta Purchase Period, otherwise Almaden may proceed to sell its whole 25% Interest to the third party as provided in Section 6.3(d); and

(d) if the purchase right provided to Antofagasta in Sections 6.3(a) and 6.3(b) is not completed within the Antofagasta Purchase Period, then the Almaden may sell the whole of its 25%

Interest to a third party for the cash consideration and on terms and conditions no more favourable than those specified in the Sale Election as long as the sale is evidenced in writing and is completed within 60 days of the expiration of the Antofagasta Purchase Period.

7. Operator, Operations and Management Committee

7.1 Operator

(a) During Phase I, subject to Section 7.1(b), Almaden (or an Affiliate of Almaden) will act as operator (the "**Operator**") of the Mining Rights, and Antofagasta will be the "**Non-Operator**", and if Almaden is removed as Operator during this time, Antofagasta will be the Operator, and Almaden will be the Non-Operator.

(b) At any time after the first anniversary of the Effective Date, Antofagasta will have the sole and unfettered option to remove Almaden as Operator. In such event, Antofagasta will be the Operator, and Almaden will be the Non-Operator.

7.2 Operator's Fee – During Phase I the Operator will be entitled to a fee the ("**Operator's Fee**") of 10% of all Expenditures (except those set out in Sections 2.1(xxiv), 2.1(xxv) and 2.1(xxvi)) in respect of fees and expenses relating to the supervision and management of all work done with respect to and for the benefit of the Mining Rights.

7.3 Operator's Obligations – The Operator is obligated:

(a) to consider, develop and submit Work Programs to the Management Committee for consideration and approval, and to implement Work Programs when approved according to the approved Budget.

(b) to carry out Operations in a prudent and workmanlike manner, with the degree of effort, skill and judgment that is in accordance with good exploration, construction, mining, processing and engineering practices generally prevailing in the mining industry and in accordance with all applicable laws and regulations, including securities laws and regulations, and all agreements, permits and licenses relating to the Operator;

(c) to pay and discharge all wages and accounts for material and services and all other costs and expenses that may be incurred by the Operator in connection with its Operations on the Mining Rights, and to save the Non-Operator harmless from and against all liens in respect of such Operations which may be filed against the Mining Rights, and in the event of any liens being so filed, to proceed forthwith to have the same removed, provided that the foregoing provision will not prevent the Operator from properly contesting in good faith any claims for liens which the Operator considers unjustified;

(d) to indemnify and save the Non-Operator, its directors, officers, employees or representatives harmless (the **Indemnitees**") from all claims and demands, costs (including reasonable attorneys' fees and expenses incurred by the Non-Operator), damages, actions, suits or other proceedings whatsoever arising out of or attributable to the gross negligent acts or omissions of the Operator, its employees or representatives under this Agreement, save for the negligent acts or omissions of the Indemnitees, and/or where the Indemnitees acted in breach of safety, health, mining and other laws or regulations;

(e) to maintain and keep in force and, upon request by the Non-Operator provide reasonable documentary verification of, levels of insurance as are reasonable for Operations located in Mexico in respect of its activities on the Mining Rights;

(f) to the extent within its control and subject to such health, safety and mining or other regulations, permit the Non-Operator, its employees or duly authorized representatives, at their own expense and risk and on reasonable notice to the Operator, access to the Mining Rights, the information and data with respect to same, and the Operator's books and records in relation thereto in order to examine any Operations carried out by or on behalf of the Operator and results obtained therefrom;

(g) during the term of this Agreement and otherwise in accordance with international financial reporting standards consistently applied, to maintain true and correct books, accounts and records of Expenditures;

(h) to deliver to the Management Committee quarterly progress reports indicating the status of any approved Work Program being conducted on the Mining Rights and disclosing any significant technical data learned or obtained in connection with such work, along with an estimate of the Expenditures incurred during that quarter, but no reports will be required during those periods in which there is no work being conducted;

(i) to deliver to the Management Committee annually a report on the Operations conducted on or with respect to the Mining Rights for the previous year summarizing any significant technical data learned or obtained and providing a breakdown of Expenditures incurred in carrying out the approved Work Program for that year;

(j) to promptly notify the Management Committee of any material exploration results or adverse events on the Mining Rights; and

(k) to leave the Mining Rights upon termination of this Agreement in a condition that is in substantial compliance with the requirements of all applicable laws of Mexico including, without limitation, regulations pertaining to environmental matters.

7.4 Non-Performance of Operator – If the Operator fails to perform work on the Mining Rights in a manner that is consistent with good exploration, engineering and mining practices or fails to perform in a manner consistent with its duties and responsibilities under this Agreement, or is adjudged to be bankrupt or insolvent or a receiver is appointed for its business and assets, then the non-Operator will have the option to give to the Operator written notice setting forth particulars of the Operator's default. If such notice is provided, the Operator will, within 45 days of receipt of such notice, commence to remedy the default. Failure of the Operator to commence to remedy the default within such 45 day period (and thereafter to proceed continuously and diligently to complete all required remedial action) will be grounds for termination of the Operator's appointment. Upon such failure to commence to remedy such default within such period, the non-Operator will have the election to provide a written notice of termination to the Operator designating a date of termination, and upon such written notice of termination being delivered to the Operator, it will be deemed to have resigned as Operator and the non-Operator that gave notice will become the successor operator on such designated date. The Parties agree that the appointment of the non-Operator that gave notice as the successor operator will be deemed to pre-date the date on which the Operator is adjudged to be bankrupt or insolvent or a receiver is appointed as described above (in the event this is the default event).

7.5 Management Committee – Upon execution of this Agreement a management committee (the "**Management Committee**") will be formed comprised of two representatives from each of Antofagasta and Almaden, and it will manage the Mining Rights and approve Work Programs and Budgets. The procedures applicable to the Management Committee will be as follows.

(a) *Meetings* – Meetings of the Management Committee will be held quarterly in each Year and will be called on 30 days notice by the Operator, and failing that, by the Non-operator. The Operator or any Party may on 10 days notice call an *ad hoc* meeting of the Management Committee. For each meeting an agenda must, at least 7 days prior to that meeting, be distributed to the Parties by the person calling that meeting.

(b) *Minutes of Meeting* – The Operator must cause minutes of each meeting to be taken and distributed to the Parties for comments within 7 days subsequent to that meeting and will be the subject of approval at the next meeting.

(c) *Meetings by Conference Call* – Any member of the Management Committee may attend any meeting by conference telephone, so long as all attendees at that meeting can hear and be heard by all other attendees.

(d) *Quorum* – A quorum for a meeting of the Management Committee will be one representative from each of Antofagasta and Almaden.

(e) *Voting* -

(i) During Phase I, Each of Antofagasta and Almaden will have one vote on the Management Committee, which vote can be exercised by any member of the Management Committee representing such Party. Items of business at a meeting will be voted upon and if there is equality of votes in favour of and against any item of business then Antofagasta will have a casting vote in respect of that resolution.

(ii) During all other phases the members of the Management Committee representing each Party will together have such number of votes equal to the Interest of the Party they represent, which vote can be exercised by any member of the Management Committee representing such Party, and items of business at a meeting will be voted upon and decided by majority vote (except for Supermajority Decisions and Unanimous Decisions).

(f) *Resolutions in Writing* – In lieu of a meeting, the Management Committee may pass resolutions in writing signed by one representative of each of Antofagasta and Almaden.

7.6 Work Programs and Budgets – All Operations will be conducted and all costs will be incurred on the basis of an approved Work Program or Development Program, as the case may be (collectively a "**Work Program**"), and a budget ("**Budget**"), except in the case of emergency actions. All proposed Work Programs and Budgets in respect of the Mining Rights must be approved by the Management Committee before implementation by the Operator, on an annual basis or more frequently as required. Upon approval of a Work Program and Budget, the Operator will implement such Work Program and Budget within the time periods set out therein.

7.7 Maintenance of Mining Rights

(a) Until the formation of Newco and the transfer of Assets thereto, Almaden covenants to keep the Mining Rights in good standing and free of all Encumbrances (except statutory liens imposed by law and any liens for work for which payment is not yet due, or which are being challenged by the Operator in good faith), including by making all required tax, expenditures and other maintenance payments (the "**Maintenance Payments**").

(b) During the 60/40 Phase, Phase IV and the 75/25 Phase the Parties will be responsible for the Maintenance Payments in accordance with their Proportionate Share, provided that Almaden will only be responsible for its Proportionate Share of Maintenance Payments which are incurred or arise after the date of commencement of such applicable phases.

(c) During Phases I, II and III:

(i) if Almaden is the Operator, then Antofagasta will reimburse Almaden for all Maintenance Payments paid for by Almaden and the Maintenance Payments will be included as Expenditures under this Agreement. Almaden must provide the Management Committee or the Board with written evidence of the Maintenance Payments, subsequent to payment thereof in accordance with Mexican legislation, and if Almaden should breach these covenants and any breach continues for a period of 14 days after notice is given by Antofagasta to Almaden of such breach, then Antofagasta will be entitled to cure such default, and all costs of doing so will be set off against any monies otherwise owing by Antofagasta to Almaden under this Agreement or

(ii) if Antofagasta is the Operator, it will be responsible for all Maintenance Payments and such amount will be included as Expenditures under this Agreement.

8. Formation and Governing of Newco

8.1 Newco – Upon the formation of Newco, the Parties will (as applicable):

(a) insure that the share capital of Newco consists of one class of shares;

(b) issue shares of Newco such that initially Antofagasta, or an Affiliate thereof, will hold a 60% Interest in Newco, and Almaden, or an Affiliate thereof, will hold a 40% Interest in Newco, directly or indirectly;

(c) enter into the Shareholders' Agreement (as further described in Section 8.5) to govern the affairs of Newco and if such Shareholders' Agreement is not entered into, the relationship of the Parties with respect to Newco will continue to be governed by this Agreement until superseded by the Shareholders' Agreement;

(d) ensure the organizational documents of Newco comply with the principles set out in this Agreement and provide for the delegation by the Board of certain powers to the Management Committee as contemplated herein;

(e) form the Board comprised of five members, and subject to Section 8.1(f) three will be nominated by Antofagasta, or an Affiliate thereof, and two will be nominated by Almaden. All matters to be approved by the Board from the 60% Exercise Date onward will be by

majority vote, except for Supermajority Decisions and Unanimous Decisions (unless if otherwise noted), and the nominated directors of each Shareholder will have together such number of votes equal to his or her nominating Shareholder's Interest from time to time. No chairman of the Board will be appointed at this time, and thereafter by either Party. The Management Committee will make regular reports to the Board regarding its activities; and

(f) provide that, pursuant to dilution of a Party, such Party will be entitled to proportional representation at the Board equal to its then Interest and to the extent that its Interest (i) remains above 50% of at least three members; (ii) equals or drops below 50% but remains above 25% of at least 2 members; (iii) drops below 25%, but remains at or above 10% of at least 1 member. If a Party's Interest drops below 10% it will not be entitled to any representation at the Board.

8.2 60% Exercise Date – On the 60% Exercise Date, if not already transferred, the Parties will do all things necessary to transfer the Assets to Newco if Newco has been formed. If Newco has not been formed, the Parties covenant to transfer the Assets to Newco as soon as practicable after Newco is formed.

8.3 75% Exercise Date – Upon the 75% Exercise Date, Antofagasta and Almaden will (or their designated Affiliates will) cause Newco to allot and issue (or transfer, if applicable) to Antofagasta, sufficient share capital in Newco to provide Antofagasta (or an Affiliate thereof) with a 75% Interest and Almaden (or an Affiliate thereof) a 25% Interest.

8.4 Sale Election and Royalty Election

(a) If the Sale Election is made by Almaden, and the sale of it 25% Interest is completed to a third party purchaser, Antofagasta will, and will procure Newco to, do all things necessary to transfer such Interest to the eventual purchaser.

(b) If the Royalty Election is made by Almaden, the Parties will do all things necessary and procure Newco to do all things necessary:

(i) to transfer 100% of the Interest to Antofagasta (or an Affiliate thereof); and

(ii) to grant the Royalty to Almaden.

8.5 Terms in Shareholders' Agreement – The Parties acknowledge and agree that, in the interest of time, the terms and conditions of the Shareholders' Agreement are not being negotiated at this time, and that the Shareholders' Agreement will ultimately take the form of a Shareholders' Agreement based upon industry standards for a mining operation of the nature contemplated herein. Without limiting the generality of the foregoing, it is acknowledged and agreed that the Shareholders' Agreement will contain:

(a) Operator obligations comparable to those set out in Section 7.3, including the obligations to indemnify the Non-Operator and provide information and reports;

(b) mechanics on distribution of distributable cash;

(c) mechanics of taking in kind or any product offtake agreement;

(d) mechanics of cash calls;

(e) mechanics to provide any Shareholder reasonable access to the Assets and all information in relation thereto;

(f) mechanics to prevent a deadlock;

(g) timely provision of financial statements of Newco;

(h) a list of applicable Supermajority Decisions and Unanimous Decisions; and

(i) such other matters as are normally found in such Shareholders Agreement, and not specifically agreed to herein.

8.6 Decisions and Dispute Resolution – Except as otherwise provided in this Agreement, decisions of the Board and Management Committee will be by majority vote, except in respect of Supermajority Decisions and Unanimous Decisions, and if any deadlock results on the vote of any matter after Phase I, the following dispute resolution procedure will be implemented:

(a) in the case of the Management Committee, within 15 days of the Management Committee not obtaining the requisite number of votes to approve such matter decision, the Management Committee will submit the matter to the Board, who will have 15 days to come to a decision, and if they cannot decide on the matter, then;

(b) within 15 days of the end of the foregoing 15 day period, the Parties will submit the matter to their respective CEO, who will discuss the matter with each other and have 30 days to come to a decision, and if they cannot decide the matter, then;

(c) within 15 days of the end of the foregoing 30 day period, the Parties will submit the matter to their respective Chairman, who will discuss the matter with each other and have 30 days to come to a decision, and if they cannot decide the matter, then;

(d) the difficulty or dispute will be solved by binding arbitration as set out herein.

9. Funding and Dilution

9.1 Funding

(a) During Phase I and Phase II Antofagasta will fund 100% of all approved Work Programs.

(b) During the 60/40 Phase, the Parties will contribute to any approved Work Programs in proportion to their Proportionate Share. Within 30 days of the receipt by each Party from the Operator of an approved Work Program, each such Party will give written notice to the Operator stating whether it elects to contribute its Proportionate Share of such approved Work Program. Failure to give such notice within such 30-day period will be deemed to be an election by such Party not to contribute to such approved Work Program. An election or deemed election of a Party not to contribute to an approved Work Program under this paragraph will result in the dilution of such Party's Proportionate Share, as set out in Section 9.2.

(c) During Phase III, Phase IV and the 75/25 Phase, the Parties will contribute to any approved Work Programs in proportion to their Proportionate Share. Within 30 days of the receipt by each Party from the Operator of an approved Work Program, each such Party will give

written notice to the Operator stating whether it elects to contribute its Proportionate Share of such approved Work Program. Failure to give such notice within such 30-day period will be deemed to be an election by such Party not to contribute to such approved Work Program. An election or deemed election of a Party not to contribute under this paragraph will result in the dilution of such Party's Proportionate Share as follows:

(i) in the case of an election or deemed election of a Party not to contribute to an approved Work Program that is not a Development Program, dilution of such Party's Proportionate Share will occur as set out in Section 9.2; and

(ii) in the case of an election or deemed election by a Party not to contribute to an approved Development Program, dilution, of such Party's Proportionate Share will occur at an accelerated dilution rate as set out in Section 9.2.

(d) At any time under Sections 9.1(b) or 9.1(c), if a Party elects to contribute to an approved Work Program (including an approved Development Program) and then fails to contribute its Proportionate Share toward such program, then such Party's Proportionate Share will be diluted at an accelerated dilution rate as set out in Section 9.2.

9.2 Dilution – If a Party elects, or is deemed to elect, not to contribute its Proportionate Share to an approved Work Program (including an approved Development Program) (as set out in Section 9.1(b) and 9.1(c)) **OR**, elects to contribute to an approved Work Program (including an approved Development Program) and then fails to contribute its Proportionate Share of such program, as set out in Section 9.1(d) (in this Section the "**Defaulting Party**") (where the approved Work Program that triggers the dilution is referred to in this Section as the "**Current Work Program**"), the Defaulting Party's Proportionate Share will be diluted (referred to in this Section as a "**Dilution**") as calculated in this Section 9.2 (or will be diluted at an accelerated rate as calculated in this Section 9.2 in those circumstances set out in Sections 9.1(c)(ii) or 9.1(d)), as follows:

$$\text{Defaulting Party's Proportionate Share} = \frac{a+b}{c+d} \times 100$$

where

a = total Deemed Expenditures and Actual Expenditures of the Defaulting Party up to the date of the approval of the Current Work Program, but not including any such Expenditures attributable to the Current Work Program;

b = either **(i)** the total Expenditures the Defaulting Party has committed to contribute to the Current Work Program (in the case of Sections 9.1(b) or 9.1(c)); or **(ii)** the total Expenditures the Defaulting Party actually contributes towards the Current Work Program after committing to contribute (in the case of Section 9.1(d));

c = the total Deemed Expenditures and Actual Expenditures incurred or paid by all of the Parties up to the date of the approval of the Current Work Program, but not including any such Expenditures attributable to the Current Work Program; and

d = **(i)** in the case of Sections 9.1(b) and 9.1(c), the total Expenditures the non-Defaulting Party has committed to contribute to the Current Work Program **PLUS:** **(A)** in the case of Sections 9.1(b) and 9.1(c)(i) the amount the Defaulting Party elected, or deemed elected, not to contribute to the Current Work Program; OR **(B)** in the case of Section 9.1(c)(ii) the amount (multiplied by 2) the Defaulting Party elected, or deemed elected, not to contribute to the Current Work Program; **OR**
(ii) in the case of Section 9.1(d), the total Expenditures both Parties have committed to contribute to the Current Work Program **PLUS** the amount that the non-Defaulting Party will contribute (if any) in place of the amount that the Defaulting Party committed to contribute, but failed to contribute,

and the Proportionate Share of the Non Defaulting Party will be its relative proportion of the difference between 100% and the recalculated Proportionate Share of the Defaulting Party. In the event of a dispute as to the value so determined, same will be settled by a Chartered Accountant mutually agreed to by the Parties, who will act as an expert and not an arbitrator and whose decision will be final and binding on the Parties. The time and effect of the dilution calculation under this Section will be calculated as follows:

(i) in the case of Sections 9.1(b) and 9.1(c), the calculation of the Dilution under Section 9.2 will occur and be effective immediately upon a Party electing, or deeming to elect, not to contribute its Proportionate Share to the Current Work Program; and

(ii) in the case of Section 9.1(d), the calculation of the Dilution under Section 9.2 will occur and be effective immediately upon a Party failing to contribute its Proportionate Share of the Current Work Program pursuant to a cash call after having elected to contribute to such program.

9.3 Restoration Rights – If the approved Work Program to which a Party elected not to contribute is abandoned or concluded before the expenditure of at least 80% of its budget, then the non-contributing Party may at its election be entitled to retain its Proportionate Share by delivering therewith its Proportionate Share of the Expenditures incurred in respect of such approved Work Program.

9.4 Dilution and Conversion to Royalties – If, as a result of the dilution calculations set out in Section 9.2, the Interest of a Party is reduced to or below 10%, its Interest will be deemed to be converted to the Royalty and thereafter such Party will have no further rights or interest in respect of the Assets or under this Agreement or the Shareholder's Agreement, save and except for the Royalty, and the termination provisions of Section 13 will apply.

10. Area of Interest

10.1 Area of Interest – The "**Area of Interest**" will be defined as the area within the external boundaries of the Mining Rights, as such external boundaries exist on the date of this Agreement plus an additional area of 2 kilometres outside such external boundaries. During the term of this Agreement and the Shareholders' Agreement, none of the Parties will directly or indirectly acquire any rights to Minerals or rights in real property, any other surface or other rights in relation to real property, or any right, licence or permit in relation to the use or diversion of water that may affect the development of rights to Minerals located wholly or partially within the Area of Interest, unless acquired in accordance with this Section 10.1. If any Party acquires or proposes to acquire any such rights in the Area of Interest, it must notify the other Party in writing of such acquisition and the non-acquiring Party will have the election whether to add such rights to the Mining Rights (whether such rights are contained wholly within the Area of Interest or only partially within the Area of Interest). If the non-acquiring Party does not want to include such rights as part of the Assets, the acquiring Party will be free to develop or otherwise deal with such rights for its own account. If the non-acquiring Party wishes to include such acquired rights as part of the Assets, it will be obliged to exercise its election in writing within 45 days of receipt of the written notice referred to in this Section 10.1, subject to receipt of all required governmental and regulatory approvals, consents or acceptances, such rights will be considered as part of the Assets at a price equivalent to the actual acquisition cost. If the acquiring Party is Antofagasta and the rights are to be considered part of the Assets, the cost of acquisition will be included in Expenditures. If the acquiring Party is Almaden and the rights are to be considered part of the Assets, Antofagasta will reimburse Almaden for the acquisition cost which will be included in Expenditures. The inclusion of any such rights will not, however, enlarge the Area of Interest beyond the area defined on the Signature Date.

11. Transfer of Interest

11.1 Assignment to Wholly Owned Affiliates – Either Party may assign all or part of its rights under this Agreement or its Interest to a Wholly Owned Affiliate, and in such a case, the transferee will covenant to be bound by this Agreement (and, if applicable, the Shareholders Agreement), and notwithstanding such transfer, the transferring Party will remain liable for all its obligation hereunder prior to the date of the transfer.

11.2 Ownership Structure. Until the 60% Exercise Date, Almaden agrees that it will hold its equity interest in Minera Gavilan, and the Parties agree that they will hold their respective equity interests in Newco (as applicable) (collectively referred to as an "**Equity Interest**") only directly, or through Wholly Owned Affiliates, all or substantially all the assets of which will comprise a direct (or indirect) Equity Interest in Minera Gavilan or Newco (as applicable).

11.3 Assignments and Transfers Before 60% Exercise Date – From the Signature Date and until the 60% Exercise Date, except as provided in this Section 11 the following will apply:

(a) *Assignment with Consent* - A Party may not assign all or any part of its rights under this Agreement to a third party, unless it obtains the prior written consent of the other Parties, with such consent not to be unreasonably withheld.

(b) *Restriction on Transfer of Assets* - So long as Antofagasta is in compliance with the terms of this Agreement, Minera Gavilan may not assign, sell, transfer, pledge or mortgage all or any part of the Assets except to Newco as described in Sections 4.4 and 15.2(b). Upon transfer of the Assets to Newco, Minera Gavilan and Almaden will cause Newco to become a party to this Agreement, and Newco will covenant not to further assign, sell transfer, pledge or mortgage all or any part of the Assets until the end of Phase I. The Parties will endeavour to execute and register in the Public Mining Registry (i.e., *Registro Publico de Mineria*) in Mexico, by way of a public deed or other Encumbrance, reflecting Minera Galivan's and Newco's prohibition to transferring title of the Assets to a third party.

(c) *Prohibitions on Transfer of Equity Interest or Interest in Wholly Owned Affiliate* –

(i) Antofagasta will not (i) transfer, or create or permit to be created any Encumbrances over any Equity Interest or the shares or other ownership interests in any Wholly Owned Affiliate that owns an Equity Interest or (ii) allow a Wholly Owned Affiliate of Antofagasta to cease to be a Wholly Owned Affiliate of Antofagasta except in each case with the prior express written consent of Almaden; and

(ii) Neither Almaden nor Minera Gavilan will, and will procure any Minority Shareholder of Minera Gavilan or Newco not to, (i) transfer, or create or permit to be created any Encumbrances over any Equity Interest or the shares or other ownership interests in any Wholly Owned Affiliate that owns an Equity Interest or (ii) allow a Wholly Owned Affiliate of Almaden or Minera Gavilan to cease to be a Wholly Owned Affiliate of Almaden or Minera Gavilan (as applicable) except in each case with the express prior written consent of Antofagasta.

11.4 Transfer After 60% Exercise Date. - After the 60% Exercise Date:

(a) if a Party directly or indirectly owning an Equity Interest or the Assets (where the Parties confirm that they will procure any Minority Shareholder that they are associated with that

own an Equity Interest, to be subject to this Section 11.4) receives a bona fide offer (the "**Offer**") from a third party (a "**Third Party**") (whether negotiations leading to such offer were initiated by the Party or by the Third Party) at any time to purchase all or part of the Assets, Equity Interest, or to purchase all or part of a Wholly Owned Affiliate that directly or indirectly holds an Equity Interest that results in a loss of a Control Interest by a Party in its Wholly Owned Affiliate, (the "**Offered Interest**"), such Party (the "**Seller**", which includes the aforementioned Minority Shareholder) may accept the Offer and effect such sale, provided that (i) the Offer is for all of such Offered Interest, (ii) the Offer is for cash, and (iii) the Seller will first give the other Party or Parties (the "**Purchasing Party**") a right of first refusal with respect to such Offer in accordance with this Section 11.4;

(b) if the Seller accepts the Offer, such acceptance must be made subject to the rights of the Purchasing Party. The Seller will give notice (the "**Offer Notice**") to the Purchasing Party of its intention to sell and of the terms and conditions of the Offer, including the consideration being offered (provided that such consideration will be in the form of cash) and the date upon which it wishes to consummate the transaction (which date will be no earlier than 120 days after the date of the Offer Notice). Thereafter, the Purchasing Party or Parties will have the right, by notice to the Seller within 60 days after receipt of the Offer Notice to elect to purchase the entirety of the Offered Interest for a consideration equal to the price set out in the Offer and in accordance with the other terms and conditions of the Offer. If there is more than one Purchasing Party, the Offered Interest will be purchased in proportion to their respective Equity Interests or as agreed upon in writing by the Purchasing Parties;

(c) the Seller will transfer the Offered Interest to the Purchasing Party or Parties upon receipt of consideration therefor upon the earlier of (i) a date to be mutually agreed and (ii) 60 days after Seller's receipt of the notice of election to purchase. Notwithstanding the foregoing, in the event that the Purchasing Party or Parties in the aggregate have not elected to purchase all of the Offered Interest on the terms set out in clause (b) above, the Seller will have the right to transfer all of the Offered Interest to the Third Party on the terms set forth in the Offer at any time within 120 days following the expiration of the 60-day period in which a Purchasing Party may elect to purchase the Offered Interest;

(d) if a transfer is effected in conformity with the preceding provisions of this Section 11.4, a novation will occur and the transferor will be relieved of all obligations assigned to and assumed by the transferee under this Agreement in connection with the Offered Interest transferred, except for any obligation for which it is then in default under this Agreement; and

(e) for further clarification the sale by a Party of part of its interest in its Wholly Owned Affiliate that does not result in a loss of a Control Interest by such Party in such Wholly Owned Affiliate will not be subject to this Section 11.4.

11.5 Terms of Sale – A sale of an Offered Interest pursuant to the terms of Section 11.4 must be carried out in accordance with the following terms and conditions:

(a) subject to receipt of all required approvals, consents or acceptances of the TSX and any additional governmental and regulatory approvals required at law;

(b) each Party must (and must procure Newco to) execute and deliver such documents and instruments as may be reasonably required by the other to facilitate the sale, including in the case of the Seller, resignations of directors and officers appointed by the Seller and any Affiliate of the Seller to the Board, and a release of any and all claims which the Seller may

have against the Purchasing Party and Newco (and in the case of a failure to execute such document and instruction, will be deemed to have executed same or resigned, as the case may be);

(c) title to all of the Offered Interest which is the subject of such sale must be transferred to the Third Party or Purchasing Party (as the case may be) and/or their applicable Affiliates, free and clear of all Encumbrances;

(d) any loans and accrued and unpaid interest thereon and any other amounts owing by either Party to the other Party, or by the Seller to Newco, or by Newco to the Seller must be repaid concurrently with and as part of completion of such sale;

(e) the Seller must convey and transfer its Offered Interest to the Third Party or the Purchasing Party (as the case may be) or an Affiliate designated by such parties at the time of completion of such sale; and

(f) the Third Party must become a party to the Shareholders' Agreement (or this Agreement if the Shareholders' Agreement has not been entered into) and assume all liabilities and obligations of Seller therein.

12. Confidentiality

12.1 In addition to the confidentiality obligations set out in the Confidentiality Agreement, the Parties agree that this Agreement, and the Shareholders' Agreement to be entered into, the Transaction, all information (whether embodied in tangible or electronic form) exchanged between the Parties under this Agreement and all information concerning or relating to the Transaction of which it becomes aware ("**Confidential Information**") is confidential; and must be kept confidential and must not be disclosed to any person at any time or in any manner except:

(a) to Newco and any Party;

(b) with the prior written consent of all the other Parties, such consent not to be unreasonably withheld;

(c) to a bank or other financial institution considering the provision of or, which has provided financial accommodation to, a Party or an Affiliate of a Party or to a trustee, representative or agent or such a bank or financial institution;

(d) by a Party to legal, financial and other professional advisers, auditors and other consultants, officers and employees of a Party or a Party's Affiliate, provided that such Party or Party's Affiliate has first agreed in writing to maintain the confidentiality of the Confidential Information;

(e) to the extent that the Confidential Information was publicly available at the Effective Date or becomes publicly available subsequent to the Effective Date without breach of this Agreement; and

(f) to the extent required by law or by a lawful requirement of any governmental authority or stock exchange having jurisdiction over Newco, the Parties or their Affiliates.

13. Termination

13.1 Termination before 60% Exercise Date – Before the 60% Exercise Date, this Agreement will terminate upon the First Option terminating pursuant to Section 4.9 and notwithstanding such termination, Antofagasta will remain liable to pay the Committed Expenditures if not yet paid. In the event Antofagasta fails to pay the Committed Expenditures in accordance with the terms of this Agreement, then Almaden will have the right to seek all legal remedies available to it to enforce payment of any Committed Payments not duly paid.

13.2 Termination after 60% Exercise Date – After the 60% Exercise Date, this Agreement or the Shareholders' Agreement (as the case may be) will only terminate if:

(a) the entire Interest vests in only one Party (including the completion of the Sale Election;

(b) Newco is placed in provisional or final liquidation;

(c) a Party dilutes below a 10% Interest, resulting in their Interest being converted to the Royalties as provided in Section 9.4;

(d) Almaden exercises the Royalty Election; or

(e) the Parties mutually agree to terminate this Agreement or the Shareholders' Agreement (as the case may be), as applicable.

13.3 Termination on Execution of Shareholders' Agreement – This Agreement will terminate upon the execution of the Shareholders' Agreement.

13.4 Deliveries after Termination – Upon termination of this Agreement or the Shareholders' Agreement (as the case may be), the terminating Party must deliver all records, information and data in respect of the Mining Rights and Newco, and the non terminating Party will pay its Proportionate Share (calculated just prior to such termination) of all such fees to maintain the Mining Rights in good standing for a period of three months. The terminating Party may keep a copy of such record for archival purposes only, subject to the terms of Section 12. Other than filing such work or paying such fees, the terminating Party will have no further rights or obligations to the other Parties or Newco, except in respect of those obligations or liabilities, the cause of which may have arisen prior to the date of termination.

13.5 Further Assurances on Termination – As soon as possible after termination, but in any event no later than three days thereafter, the Party exiting this Agreement or Newco will take all such steps and do all such things and sign all such documents or procure the taking of all such steps, the doing of all such things and the signing of all such documents as may be necessary to transfer the Interest to the other Party. Notwithstanding such termination, the obligations of the exiting Party which arose prior to the termination and/or in terms of this Agreement, will survive and the other Party will be entitled to enforce same, including the recovery of any money together with any damages, costs and expenses it will incur in respect of the enforcement of its rights hereunder.

14. Cure Period, Force Majeure and Default

14.1 Cure Period – The incurring of the First Option Expenditures (other than the Committed Expenditures) and the delivery of the Feasibility Study by Antofagasta, within the time periods

required by this Agreement, are subject to Force Majeure pursuant to Section 14.2 and are subject to the cure period set out in Section 14.3 in which to satisfy such obligations.

14.2 Force Majeure – For the purposes of this Section 14.2, "Party" will include Parties to this Agreement, Newco and the Operator. No Party will be liable to another Party and no Party will be deemed in default under this Agreement for any failure or delay to perform any of its covenants and agreements when such performance is directly prevented as a consequence of an event of Force Majeure. For the purposes of this Agreement, "**Force Majeure**" means any cause not within the control of the Party, including acts of war (whether war be declared or not); public disorders, insurrection, rebellion, revolution, terrorist acts, sabotage, riots or violent demonstrations; civil disobedience, caused by indigenous peoples, environmental lobbyists, non-governmental organizations or local community groups or other persons; injunctions imposed by any governmental authority except if caused by a breach of the law or a court resolution; explosions, fires or floods not caused by or attributable to a Party; floods, earthquakes, hurricanes or other natural calamities or acts of God; strike or lockout or other industrial labour action or disruption (including unlawful but excluding lawful strikes or lockouts or other industrial labour action) which have national, provincial, regional or state-wide application, directly affect the performance of the obligations under this Agreement, and lasts for more than 7 consecutive calendar days; any action or failure to act within a reasonable time without justifiable cause by any governmental authority, its employees or agents including the denial of or delay in granting any land tenure, licence, permit, lease, consent, approval or right which denial or delay will imply a material adverse effect on the construction or operation of the project, upon due application and diligent effort by the Party or the Operator (as the case may be) to obtain same, or the failure once granted to remain (without justifiable cause) in full force and effect or to be renewed on substantially similar terms; discovery of artifacts or archaeological ruins; and injunctions not caused by any breach of this Agreement by any Party whether of the kind enumerated above or whether foreseen, foreseeable or otherwise unforeseeable. So far as possible, the Party affected will make all reasonable commercial efforts to remedy the delay caused by the events referred to above as soon as feasible, provided, however, that nothing contained in this Section 14.2 will require any Party to settle any industrial dispute or to test the constitutionality of any law, and failure to use such reasonable commercial efforts will preclude a Party from continuing to claim Force Majeure. A lack of funds will not be considered an event of Force Majeure, and the payment of monies from one Party to the other Party will be deemed to be within the reasonable control of the Party who is to pay and the lack of funds for any such payment will not be considered an event of Force Majeure. The Party suffering Force Majeure will notify the other Parties in writing of the expected period during which the Force Majeure will persist and take all such reasonable steps to cure its inability to perform as a result of the Force Majeure.

14.3 Default – Except as otherwise provided in this Agreement, if any Party (in this Section 14.3 a "**Defaulting Party**") is in default of any requirement herein set forth, the other Party may give written notice to the Defaulting Party specifying the default. The Defaulting Party will not, except as specifically otherwise provided herein, lose any rights under this Agreement unless, within 30 days after the giving of notice of default by the non-Defaulting Party, the Defaulting Party has failed to take reasonable steps to cure the default by the appropriate performance or the Defaulting Party fails to dispute the notice of default. Upon any such failure, the non-Defaulting Party will be entitled to seek any appropriate remedy (including dilution of the Defaulting Party to the fullest extent) it may have on account of such default, except that neither Party will be entitled to call for a winding-up of Newco.

15. Security, Registrations and Dealings in Minera Gavlian and Newco

15.1 Security for Work Programs – To the extent that security (whether in the form of cash, negotiable securities, letters of guarantee, irrevocable letters of credit or otherwise) is required to be posted with or in favour of any regulatory authority or government in connection with Work Programs, each of the Parties will cause Newco to lodge security in such form as may be acceptable to the particular authority, in an amount equal to its Proportionate Share at the time and to the total amount of security then required by the authority; and if the security will expire at a particular time each Party must do all things to cause Newco, to replace or renew such security in an amount equal to the Proportionate Share at the time of replacement or renewal, before that time if required by the authority.

15.2 Dealing in Share Capital of Minera Gavilan and Newco – In addition to the transfer restrictions imposed on the share capital of Minera Gavilan and Newco as set out in Section 11:

(a) Almaden and Minera Gavilan covenant from the Signature Date and until the 60% Exercise Date (and will procure any Minority Shareholder of Minera Galivan and Newco to comply with this Section) not to issue any additional shares in the capital of Minera Galivan or Newco except with the prior written consent of Antofagasta, not to be unreasonably withheld;

(b) if Almaden desires to transfer any shares of Minera Gavilan to a third party, and Antofagasta approves such transfer, before such transfer is completed, the Parties will form Newco and Almaden and Minera Gavilan will transfer the Assets to Newco prior to such transfer; and

(c) Antofagasta (and its designated Wholly Owned Affiliates) will be entitled, and the other Parties (and will procure any applicable Minority Shareholders to comply with this Section) will do all things necessary to assist Antofagasta and such Wholly Owned Affiliates, to register in the applicable property or company share registry, the share transfer and issuance restrictions affecting the share capital of Minera Gavilan and Newco on the Shareholder Register Book of each of Minera Gavilan and Newco, as applicable.

15.3 Registration of Agreement – Antofagasta and any applicable Wholly Owned Affiliates will be entitled, and the other Parties will do all things necessary to assist Antofagasta and such Wholly Owned Affiliates, in registering this Agreement (or a summary of this Agreement) against the Mining Rights in the Public Mining Registry (i.e., *Registro Publico de Mineria*) in Mexico.

16. General

16.1 Currency – All dollar amounts expressed refer to the lawful currency of the United States of America.

16.2 Costs – Each Party will bear its own costs in respect of the negotiation, drafting and settlement of this Agreement and the Shareholders' Agreement.

16.3 Public Disclosures – Prior to making any public disclosure in relation to any matter involving the Transaction, this Agreement, the Shareholders' Agreement, the Mining Rights and/or Newco, or any agreements contemplated herein which may have a material effect on the other Party or which may require the other Party to make such disclosure contemporaneously with the disclosing Party, the Party proposing to make a public disclosure will, unless it is compelled by law or by a lawful requirement of any government authority or applicable stock exchange to make an immediate public disclosure, provide an advance copy to the other Party for its review and comment at such reasonable notice as circumstances may permit and further prior to the time of the proposed public disclosure. The Parties will at all times seek to co-operate to the fullest extent to avoid any prejudice or harm

ensuing in respect of the disclosing Party as a result of a delay in obtaining the comments of the other Party. Provided, however, that a Party will not be required to accept any such suggestions and comments and nothing herein will be deemed to limit any Party's legal obligations.

16.4 Arbitration – Any difficulty or dispute arising among the Parties for any reason or circumstance relating directly or indirectly to this Agreement, including its existence, validity, effects, interpretation, application, performance, voidance or termination hereof, will be solved by binding arbitration under the rules of the British Columbia International Commercial Arbitration Centre by a single arbitrator pursuant to the rules of the *Commercial Arbitration Act* (British Columbia). The site of the arbitration will be Vancouver, BC, Canada. In the event of any dispute regarding the award of the arbitrator, the courts of the Province of British Columbia, Canada will have exclusive jurisdiction to hear such dispute.

16.5 Governing Law – This Agreement will be construed and governed by the laws in force in the Province of British Columbia, Canada.

16.6 Good Faith – The Parties will negotiate the Shareholders' Agreement in good faith and in a timely manner.

16.7 Notice – All notices and other communications under this Agreement will be in writing and may be delivered personally or transmitted by e-mail or facsimile as follows:

To Almaden and Minera Gavilan:

Suite 1103 - 750 West Pender St
Vancouver, BC V6C 2T8

Facsimile:	(604) 689-7645
Attention:	Morgan J. Poliquin, President & COO
email:	rockman@almadenminerals.com

To Antofagasta or its Affiliates:

Antofagasta Minerals S.A.
Av. Apoquindo 4001, 18th Floor
Las Condes, Chile

Facsimile:	+56 2 798 7308
Attention:	Jose Perello, International Exploration Manager
email:	jperello@aminerals.cl

or to such addresses as each Party may from time to time specify by notice. Any notice will be deemed to have been given and received if personally delivered, then on the day of personal service to the recipient Party, if sent by e-mail or facsimile transmission and successfully transmitted prior to 4:00 pm (of the time of the receiving Party) on the day of transmission, and if transmitted after 4:00 pm (of the time of the receiving Party) on that business day then on the next day following the date of transmission.

16.8 Further Assurances – Subject to the terms and conditions herein provided and to fiduciary obligations under applicable law as advised by legal counsel, each of the Parties agrees to use reasonable

commercial efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Transaction contemplated by this Agreement, and co-operate with each other in connection with the foregoing, including using reasonable commercial efforts to (i) obtain all necessary consents, approvals and authorisations as are required to be obtained under any federal, state, provincial or foreign laws; (ii) defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the Transaction contemplated hereby; (iii) cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the Transaction contemplated hereby; (iv) effect all necessary registrations and other filings and submissions of information requested by all relevant governmental bodies; (v) obtain all necessary waivers, consents and approvals from other Parties to material agreements, leases and other contracts or agreements (including the agreement of any persons as may be required pursuant to any agreement, arrangement or understanding relating to the Mining Rights; and (vi) fulfil all conditions and satisfy all provisions of this Agreement.

16.9 Counterparts – This Agreement may be executed in any number of counterparts and by the different Parties hereto on separate counterparts, each of which when so executed and delivered will be an original, but all such counterparts together will constitute one and the same instrument.

Should the foregoing be acceptable to you, please sign in the space provided at the end of this letter and return the signed letter to us.

Yours truly,

ANTOFAGASTA MINERALS S.A.

By: [signature]
Name: Ricardo Muhr M.
Title: VP Mineral Resources
Authorized Signatory

By: [signature]
Name: Alejandro Rivera S.
Title: VP Development & Corporate Finance
Authorized Signatory

TERMS OF THIS Agreement ACKNOWLEDGED AS ACCEPTABLE this 23rd day of March, 2009.

ALMADEN MINERALS LTD.

By: ______________________
Name: Morgan J. Poliquin
Title: President & COO
Authorized Signatory

MINERA GAVILAN S.A. de C.V.

By: ______________________
Name: Morgan J. Poliquin
Title: Director
Authorized Signatory

commercial efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Transaction contemplated by this Agreement, and co-operate with each other in connection with the foregoing, including using reasonable commercial efforts to (i) obtain all necessary consents, approvals and authorisations as are required to be obtained under any federal, state, provincial or foreign laws; (ii) defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the Transaction contemplated hereby; (iii) cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the Transaction contemplated hereby; (iv) effect all necessary registrations and other filings and submissions of information requested by all relevant governmental bodies; (v) obtain all necessary waivers, consents and approvals from other Parties to material agreements, leases and other contracts or agreements (including the agreement of any persons as may be required pursuant to any agreement, arrangement or understanding relating to the Mining Rights; and (vi) fulfil all conditions and satisfy all provisions of this Agreement.

16.9 Counterparts – This Agreement may be executed in any number of counterparts and by the different Parties hereto on separate counterparts, each of which when so executed and delivered will be an original, but all such counterparts together will constitute one and the same instrument.

Should the foregoing be acceptable to you, please sign in the space provided at the end of this letter and return the signed letter to us.

Yours truly,

ANTOFAGASTA MINERALS S.A.

By: ______________________
Name: Ricardo Muhr M.
Title: VP Mineral Resources
Authorized Signatory

By: ______________________
Name: Alejandro Rivera S.
Title: VP Development & Corporate Finance
Authorized Signatory

TERMS OF THIS Agreement ACKNOWLEDGED AS ACCEPTABLE this 23rd day of March, 2009.

ALMADEN MINERALS LTD.

By: ______________________
Name: Morgan J. Poliquin
Title: President & COO
Authorized Signatory

MINERA GAVILAN S.A. de C.V.

By: ______________________
Name: Morgan J. Poliquin
Title: Director
Authorized Signatory

Schedule "A-1"

List of Mining Rights and Ejido Regimes

A. Concessions[1]

Name	Location	Title No.	Issuance Date	Expire Date	Type	Size (Hectares)
Cerro Grande	Aquixtla, Puebla	219469	5 March 2003	5 March 2009	Exploration	11,201.5515
Cerro Grande 2	Zaulta, Puebla	233434	23 Feb 2009	23 Feb 2059	Exploration	3,028.0000

(1) Copies of the titles issued for these Concessions are attached to this Schedule A-1

B. Known Ejido Regimes/Communities Covering the Mining Rights

1. Zacatepec
2. Tuligtic
3. Santa Maria Zotoltepec
4. Cruz del Ocote

Schedule "A-1"

Title For Cerro Grande

EXP. NUM. 107/00131 **ORIGINAL**

SECRETARIA DE ECONOMIA
COORDINACION GENERAL DE MINERIA
DIRECCION GENERAL DE MINAS

TITULO
DE
CONCESION MINERA DE EXPLORACION
NUMERO 219469

NOMBRE DEL LOTE

CERRO GRANDE

AGENCIA

PUEBLA, PUEBLA

VIGENCIA DEL TITULO

DEL 6 DE MARZO DEL 2003 AL 5 DE MARZO DEL 2009

El Ejecutivo Federal, por conducto de la Secretaría de Economía, con fundamento en los artículos 27, párrafo sexto, de la Constitución Política de los Estados Unidos Mexicanos; 34, fracción XXIX, de la Ley Orgánica de la Administración Pública Federal; 7, fracción VI, 10, párrafo primero, 15 y 19 de la Ley Minera, y los correspondientes de su Reglamento, expide el presente TITULO DE CONCESION MINERA, sin perjuicio de tercero.

DATOS DE LA CONCESION MINERA

CLASE DE CONCESION:	**EXPLORACION**
NUMERO DE TITULO:	**219469**
TITULAR O TITULARES:	**MINERA GAVILAN, S.A. DE C.V. (100 %)**
NOMBRE DEL LOTE:	**CERRO GRANDE**
SUPERFICIE:	**11201.5515 Has.**
MUNICIPIO Y ESTADO:	**TETELA DE OCAMPO, PUEBLA** **IXTACAMAXTITLAN, PUEBLA** **AQUIXTLA, PUEBLA**

LOCALIZACION DEL LOTE MINERO

PUNTO DE PARTIDA

La mojonera o señal reglamentaria se localiza en :

LA BARRANCA SAN DIEGO. CORRESPONDE AL PUNTO DE CONTROL No. 5141.

Distancia			Rumbo	Nombre o poblados o accidentes topográficos
A	1200	Mts. Al	SW	DEL POBLADO LA CAÑADA
A	4200	Mts. Al	SW	DEL POBLADO TETELA DE OCAMPO
A	1450	Mts. Al	NE	DEL POBLADO OROCTIPAN

COORDENADAS U.T.M. : 2,187,653.136 mN 623,481.376 mE

Rbo Gra Min Seg Mts.

LIGAS TOPOGRAFICAS A LOTES MINEROS COLINDANTES:

Nombre del Lote o Vértice :	No. de Titulo/Expediente/Vertice	Rbo	Gra	Min	Seg	Mts.

PERIMETRO

Linea Auxiliar :	Rbo	Gra	Min	Seg	Mts.		Rbo	Gra	Min	Seg	Mts.
DEL PP AL PUNTO A	E	0°	0'	0"	4,518.625	DE A AL PUNTO 1	S	0°	0'	0"	2,600.000

LADOS, RUMBOS Y DISTANCIAS HORIZONTALES :

LADOS	Rbo	Gra	Min	Seg	Mts.	LADOS	Rbo	Gra	Min	Seg	Mts.	LADOS	Rbo	Gra	Min	Seg	Mts.
1 - 2	S	0°	0'	0"	3,453.135												
2 - 3	W	0°	0'	0"	11,000.000												
3 - 4	N	0°	0'	0"	3,453.135												
4 - 5	W	0°	0'	0"	1,918.625												
5 - 6	S	0°	0'	0"	10,000.000												
6 - 7	E	0°	0'	0"	15,000.000												
7 - 8	N	0°	0'	0"	10,000.000												
8 - 1	W	0°	0'	0"	2,081.375												

LOS DATOS DE LAS COLINDANCIAS DEL LOTE QUE AMPARA ESTA CONCESION OBRAN EN EL EXPEDIENTE DEL PRESENTE TITULO.

LA CONCESION MINERA A QUE SE REFIERE ESTE TITULO DEBERA RESPETAR A LOS LOTES MINEROS CON MEJORES DERECHOS QUE SE UBIQUEN EN EL INTERIOR DE SU PERIMETRO.

Dado en la ciudad de México, Distrito Federal, el 5 de marzo del 2003, con apego a lo dispuesto por el artículo 33, fracción VI, del Reglamento Interior de la Secretaría de Economía.

El Director General de Minas

Ing. Luis Raúl Escudero Chávez

Inscrito bajo el acta número 289, a fojas 145, del volumen 335 del Libro de CONCESIONES MINERAS del Registro Público de Minería, en la ciudad de México, Distrito Federal, el 6 de marzo del 2003.

El Registrador Público de Minería

Lic. María Olga Gallardo Montoya

Schedule "A-1"

Title For Cerro Grande 2

EXP. NUM. 107/00292 **ORIGINAL**

SECRETARIA DE ECONOMIA
COORDINACION GENERAL DE MINERIA
DIRECCION GENERAL DE MINAS

TITULO
DE
CONCESION MINERA
NUMERO 233434

NOMBRE DEL LOTE

CERRO GRANDE 2

AGENCIA

PUEBLA, PUEBLA

VIGENCIA DEL TITULO

DEL 24 DE FEBRERO DEL 2009 AL 23 DE FEBRERO DEL 2059

El Ejecutivo Federal, por conducto de la Secretaría de Economía, con fundamento en los artículos 27, párrafo sexto, de la Constitución Política de los Estados Unidos Mexicanos; 34, fracción XXIX, de la Ley Orgánica de la Administración Pública Federal; 7, fracción VI, 10, párrafo primero, 15 y 19 de la Ley Minera, y los correspondientes de su Reglamento, expide el presente TITULO DE CONCESION MINERA, sin perjuicio de tercero.

DATOS DE LA CONCESION MINERA

NUMERO DE TITULO:	**233434**
TITULAR O TITULARES:	**MINERA GAVILAN, S.A. DE C.V. (100.00 %)**
NOMBRE DEL LOTE:	**CERRO GRANDE 2**
SUPERFICIE:	**3028 Has.**
MUNICIPIO Y ESTADO:	**ZAUTLA, PUEBLA**

LOCALIZACION DEL LOTE MINERO

PUNTO DE PARTIDA

La mojonera o señal reglamentaria se localiza en :

TERRENOS DEL POBLADO TLAMANCA, EN LAS PROXIMIDADES DEL SOCAVON CONOCIDO COMO MINA ARMANDO.

Distancia			Rumbo	Nombre o poblados o accidentes topográficos
A	2000	Mts. Al	SE	DEL POBLADO CONTLA
A	3200	Mts. Al	SW	DEL POBLADO TLAMANCA
A	3200	Mts. Al	SE	DEL POBLADO YAUTLAPA

COORDENADAS U.T.M. : 2,173,197.403 mN 635,570.015 mE

Rbo Gra Min Seg Mts.

LIGAS TOPOGRAFICAS A LOTES MINEROS COLINDANTES:

Nombre del Lote o Vértice :	No. de Titulo/Expediente/Vértice	Rbo	Gra	Min	Seg	Mts.

PERIMETRO

Linea Auxiliar :	Rbo	Gra	Min	Seg	Mts.		Rbo	Gra	Min	Seg	Mts.
DEL PP AL PUNTO A	S	0°	0'	0"	44.701	DE A AL PUNTO 1	W	0°	0'	0"	2,584.688

LADOS, RUMBOS Y DISTANCIAS HORIZONTALES :

LADOS	Rbo	Gra	Min	Seg	Mts.	LADOS	Rbo	Gra	Min	Seg	Mts.	LADOS	Rbo	Gra	Min	Seg	Mts.
1 - 2	W	0°	0'	0"	17,800.000												
2 - 3	N	0°	0'	0"	2,000.000												
3 - 4	E	0°	0'	0"	15,000.000												
4 - 5	S	0°	0'	0"	1,900.000												
5 - 6	E	0°	0'	0"	2,800.000												
6 - 1	S	0°	0'	0"	100.000												

LA CONCESION MINERA A LA QUE SE REFIERE ESTE TITULO DEBERA RESPETAR A LOS LOTES MINEROS CON MEJORES DERECHOS QUE SE UBIQUEN EN EL INTERIOR DE SU PERIMETRO

LOS DATOS DE LAS COLINDANCIAS DEL LOTE QUE AMPARA ESTA CONCESION OBRAN EN EL EXPEDIENTE DEL PRESENTE TITULO

Dado en la ciudad de México, Distrito Federal, el 23 de febrero del 2009, con apego a lo dispuesto por el artículo 33, fracción VI, del Reglamento Interior de la Secretaría de Economía.

El Director General de Minas

Lic. Carlos Eduardo de la Cruz Ledezma

Inscrito bajo el acta número 214, a fojas 107, del volumen 374 del Libro de CONCESIONES MINERAS del Registro Público de Minería, en la ciudad de México, Distrito Federal. el 24 de febrero del 2009.

El Registrador Público de Minería

Lic. Tatiana Sigler Baca

Schedule "A-2"

Map of Mining Rights

This is a map of the concessions comprising the Mining Rights. The map is for illustrative purposes only and the exact boundaries of the concessions are those set out in the titles issued for such concessions.


Cerro Grande
Cerro Grande 2
Pachuquilla
Capulluaque
La Cañada
Chichicaxtla
San Alfonso
Chaucingo
San José
Ocojala
Acayucan
Zitalcuautla
Tenisteyo
Cruz de Ocote
Las Chapas
Vista Hermosa
Tuligtic
Tentzoncuahuite
Cuahuigtic
Xepanac
Las Canoas
Chinampa
Buena Vista
El Mirador
Tlamanca
Santa María Sotoltepec
Tlaxcalancingo
Ilyucan
Pedernales
Tanero Olingo
Ixtacamaxtitlán
(Cab. Mpal.)
Octepa
Xalenecpe
Guadalupe Victoria
Tlajomulco
Xalcomulco
Tenamictic
Las Barrancas
El Salto
Cruz de León
Tepecuahuixco
Emiliano Zapata
(Cab. Mpal.)
Tepexoxuca
(San Andrés)
Tezoquiticpac
2550
2810
ALMADEN MINERALS LTD.
Tuligtic Project, Puebla
CLAIM MAP

Schedule "B"

Net Smelter Return Royalty

◆ (the "**Company**") hereby grants to/agrees to pay to ◆ (the "**Royalty Holder**"), A Production Royalty (as herein defined) on minerals produced, saved and sold from the Mining Rights (referred to herein as the "**Property**") on the terms and subject to the conditions herein specified in this agreement (the "**NSR Agreement**").

Capitalized terms used but not defined herein shall have the respective meanings described to such terms in the Letter Agreement to which this Schedule is a attached.

1. Production Royalty. If the Company commences production of Products that are mined from the Property, the Company grants and shall pay the Royalty Holder a Production Royalty equal to two percent (2%) of the Net Smelter Returns from all Products (the "**Production Royalty**"), computed as herein provided. No Production Royalty shall be due upon bulk samples extracted by the Company for metallurgical testing purposes during the Company's exploration or development work on the Property.

(a) The term "**commences production**" as used herein shall mean the first day of the month following expiration of the first consecutive two month period within which milling (or other treatment) of ores produced from the Properties has yielded concentrate of commercial quality and quantity.

(b) "**Products**" shall mean the Company's share of all ores and minerals mined from the Property and all concentrates and other mineral products, metals or minerals which are derived therefrom.

2. Net Smelter Returns. As used herein, "**Net Smelter Returns**" means the Gross Proceeds less Allowable Deductions.

(a) As used herein, "**Gross Proceeds**" shall have the following meaning:

(i) If the Company causes refined gold (meeting the specifications of the London Bullion Market Association) to be produced from Products, Net Smelter Returns shall be paid on the refined gold, as herein provided. For purposes of determining Net Smelter Returns, the refined gold shall be deemed to have been sold at the Monthly Average Gold Price and the Gross Proceeds shall be determined by multiplying Gold Production during the calendar month by the Monthly Average Gold Price for such month. As used herein, "**Gold Production**" shall mean the quantity of refined gold outturned during the calendar month to the Company's account by an independent third party refinery from Products, on either a provisional or final settlement basis as used herein. "**Monthly Average Gold_Price**" shall mean the average London Bullion Market Association P.M. Gold Fix, calculated by dividing the sum of all such prices reported for the month by the number of days for which such prices were reported.

(ii) If the Company causes refined silver (meeting the specifications for refined silver subject to the New York Silver Price published by Handy & Harman) to be produced from Products, Net Smelter Returns shall be paid on refined silver as herein provided. For purposes of determining Net Smelter Returns, the refined silver shall be deemed to have been sold at the Monthly Average Silver Price ad the Gross Proceeds shall be determined by multiplying Silver Production during the calendar month by the Monthly Average Silver

Price for such month. As used herein, "**Silver Production**" shall mean the quantity of refined silver outturned during the calendar month to the Company's account by an independent third party refinery from Products, on either a provisional or final settlement basis. As used herein, "**Monthly Average Silver Price**" shall mean the average New York Silver Price as published daily by Handy & Harmon, calculated by dividing the sum of all such prices reported for the calendar month by the number of days for which such prices were reported.

(iii) If the Company causes refined metals other than refined gold and refined silver to be produced from Products, Net Smelter Returns shall be paid on the refined metal produced as herein provided and the Gross Proceeds shall be equal to the amount of the proceeds actually received by the Company during the calendar month from the sale of such refined metal.

(iv) If the Company sells raw ore mined from the Property or doré or concentrates produced from Products to an independent third party in an arm's length transaction, then the Gross Proceeds shall be equal to the amount of the proceeds actually received by the Company during the calendar month from the sale of such raw ore, doré, or concentrates.

(v) If the Company sells raw ore mined from the Property or doré or concentrates produced from Products in other than an arm's length sale to an independent third party, then the Gross Proceeds shall be equal to the fair market value of such raw ore, doré or concentrates.

(b) As used herein, "**Allowable Deductions**" shall mean all costs, charges and expenses paid by the Company for or with respect to processed Products, after such Products are shipped from the Property, including:

(i) Charges for treatment in the smelting and refining processes and other beneficiation processes or procedures (including handling, processing, interest and provision for settlement fees, costs of umpires, sampling, weighing, assaying and representation fees, penalties, and other deductions made by the processor or imposed by law and specifically excluding mining and milling costs);

(ii) Actual costs of transportation (including loading, freight, insurance security, transaction taxes, handling, port, demurrage, delay, and forwarding expenses incurred by reason of or in the course of such transportation) of Products from the Property to the place of treatment and then to the place of sale;

(iii) costs or charges of any nature for or in connection with insurance, storage, or representation at a smelter or refinery for Products; and

(iv) sales, use, ad valorem, value added, severance, export, import, excise, net proceeds or mine, and any other tax on or measured by mineral production, but excluding taxes based on the Company's or the Royalty Holder's net income; and

provided that whether Products are processed on or off the Property in a facility wholly or partially owned by the Company or a shareholder of the Company or by an Affiliate of the Company or an Affiliate of a shareholder of the Company, Allowable Deductions will not include any costs that are in excess of those which would be incurred on an arm's length basis, or which would not be Allowable Deductions if those Products were processed by an independent third party.

3. Calculation and Payment of Production Royalty.

(a) The obligation to pay Production Royalty shall accrue upon the outturn of refined metals, on which Production Royalty is payable to the Company's account or the sooner sale of unrefined metals, doré, concentrates, ores or other Products, as hereinafter provided.

(b) Where outturn of refined metals is made by an independent third party refinery on a provisional basis, the Net Smelter Returns shall be based upon the amount of refined metal credited by such provisional settlement, but shall be adjusted in subsequent statements to account for the amount of refined metal established by final settlement by the refinery.

(c) Production Royalty shall become due and payable quarterly on the last day of the month next following the end of the quarter in which the same accrued. Production Royalty payments shall be accompanied by a statement showing in reasonable detail the quantities and grades of the refined Products produced and sold or deemed sold by the Company monthly; the average monthly price determined as herein provided for refined metals on which Production Royalty is due; Allowable Deductions; and other pertinent information in sufficient detail to explain the calculation of the Production Royalty payment.

(d) All Production Royalty payments shall be considered final and in full satisfaction of all obligations of the Company with respect thereto, unless the Royalty Holder gives the Company written notice describing and setting forth a specific objection to the determination thereof within 12 months setting of receipt by the Royalty Holder of a Production Royalty statement. If the Royalty Holder objects to a particularly quarterly statement as herein provided, the Royalty Holder shall, for a period of 60 days after the Company's receipt of notice of such objection, have the right, upon reasonable notice and at reasonable time, to have the Company's accounts and records relating to the calculation of the Production Royalty in question audited by a certified public accountant acceptable to the Royalty Holder and to the Company. If such audit determines that there has been a deficiency or an excess in the payment made to the Royalty Holder such deficiency or excess shall be resolved by adjusting the next monthly Production Royalty payment or credit due hereunder. The Royalty Holder shall pay all costs of such audit unless a deficiency of 5% or more of the amount determined by the Company to be due to the Royalty Holder is determined to exist. The Company shall pay the costs of such audit if a deficiency of 5% or more of the amount due is determined to exist. All books and records used by the Company to calculate Production Royalty due hereunder shall be kept in accordance with generally accepted accounting principles consistently applied. Failure on the part of the Royalty Holder to make claim on the Company for adjustment in such 12 month period shall establish the correctness and preclude the filing of exceptions thereto or making of claims for adjustment thereon; providing that nothing herein shall limit the time in which the Royalty Holder may commence a proceeding for fraud, concealment or misrepresentation.

(e) The Production Royalty shall be in addition to any other royalty due to a third party.

(f) The Company shall have the right of mixing or commingling, at any location and either underground or at the surface, any Products from the Property with any ores, metals, minerals, or mineral products from other lands, provided that the Company shall determine the weight or volume of, sample and analyze for grade and amenability to process all such Products and ores, metals, minerals and mineral products (including the recovery factor) before the same are so mixed or commingled. Any such determining of weight or volume, sampling and analytical practices and procedures applied by the Company shall be used as the basis of allocation of Net Smelter Returns payable to the Royalty Holder hereunder in the event of a sale by the Company of materials so mixed or commingled or of products produced therefrom. Prior to commencement of commercial

production, the Company shall notify the Royalty Holder how the Company proposes to determine the weight of volume of, sample and analyze all such materials. the Royalty Holder may, within 30 days after receipt of such notice, object thereto in writing, specifying with particularity the grounds for such objection. If the Royalty Holder does not serve a timely objection, the Royalty Holder shall be deemed to have consented to procedures described in the Company's notice. If the Royalty Holder does object to the Company's proposed procedures within such 30 day period, the Company and the Royalty Holder shall attempt for a period of 15 days to reach agreement concerning the procedures to be used. If the Company and the Royalty Holder fail to reach agreement within such 15 day period, either party may initiate binding arbitration in accordance with the provisions of this Agreement, to determine the procedures to be used. Based on its operating experience, the Company may subsequently propose modifications to the approved procedures for determining the weight or volume of, sampling and analyzing ores or mineral products to be mixed or commingled, following the same procedures set forth above, including arbitration. Notwithstanding the foregoing, nothing herein shall require or permit the operations of the Company or its mixing or commingling or Products with any ores, metals, minerals or mineral products from other lands to be hindered, delayed or interrupted pending the determination of the procedures to be used.

(g) The Company may but need not engage in forward sales, future trading or commodity options trading, and other price hedging, price protection, and speculative arrangements ("**Trading Activities**") which may involve the possible delivery of base or precious metals produced from the Property. The parties acknowledge and agree that the Royalty Holder shall not be entitled to participate in the proceeds or be obligated to share in any losses generated by the Company's Trading Activities.

4. No Implied Covenants. The timing, nature, manner and extent of any exploration, development, mining, production and sale of Products, if any, shall be at the sole discretion of the Company. No implied covenants or conditions whatsoever shall be read into this NSR Agreement, including without limitation any covenants or conditions relating to exploration, development, prospecting, mining, production or sale of Products, except for the covenants of good faith and fair dealing.

5. Assignment. The Company shall have the right to assign the Property, in whole or in part and shall have sole and absolute discretion concerning the sale, assignment, transfer, conveyance, venturing, encumbrance or other disposition of the Property, in whole or in part, on such terms and conditions as it determines appropriate. The Company shall require any transferee or assignee of any interest in the Property to assume in writing the obligation to pay the Royalty Holder the Production Royalty in accordance with the terms and conditions set forth herein, and upon such assumption, the Company shall be released from all liability hereunder with respect to the transferred interest in the Property, except for such liability as has accrued prior thereto.

6. Assignment by Royalty Holder. The Royalty Holder may assign its rights under this NSR Agreement to any of its Affiliates; provided, however, than any change in ownership of rights shall be accomplished in such manner that the Company shall not be required to make payments to or give notice to more than one person, firm, corporation, or entity. No change or division in the ownership of the Production Royalty, however accomplished, shall enlarge the obligations of diminish the rights of the Company. No change or division in the ownership of the Production Royalty shall be binding on the Company until ten (10) days after the Company has received a copy of the assignment instrument duly recorded in the applicable Public Mining Registry in Mexico evidencing the change or division in ownership.

7. Treatment of Product. The Company may, but shall not be obligated to, treat, mill, heap leach, sort, concentrate, refine, smelt, or otherwise process, beneficiate or upgrade the ores, concentrates , and other mineral product produced from the Property, at sites located on or off the Property, prior to sale, transfer, or

conveyance to a purchaser, user or other consumer. The Company shall not be liable for mineral values lost in processing under sound practices and procedures, and no Production Royalty shall be due on any such lost mineral values.

8. Arbitration. Any dispute, controversy or claim arising out of or relating to the calculation or payment of Production Royalty shall be settled by binding arbitration.

(a) The arbitration shall be conducted in accordance with the commercial arbitration rules of the British Columbia International Commercial Arbitration Centre in effect at the time of the arbitration, except as they may be modified herein or by the mutual agreement of the parties. The arbitration shall be the sole and exclusive forum for resolution of the dispute, controversy or claim and the award shall be in writing and shall be final and binding on the parties. The costs and fees of arbitration, including the arbitrator's fees and the parties' attorney's fees, shall be awarded in the manner determined by the arbitrator. Judgement thereon may be entered by any court having jurisdiction thereof or having jurisdiction over the parties or their assets.

(b) There shall be one arbitrator selected by the mutual agreement of the party initiating arbitration ("**Claimant**") and the party named as respondent ("**Respondent**"). If the Claimant and the Defendant cannot agree on an arbitrator within 20 days after receipt of notice of arbitration by the Respondent, the Claimant and the Respondent shall each name an arbitrator within 20 days after the expiration of the initial 20 day period. The two arbitrators so chosen shall, within a period of 30 days after their selection, select a third arbitrator to serve as the sole arbitrator. If any party to this Agreement entitled to name an arbitrator should fail to do so, or if the two arbitrators appointed by the parties fail or are unable to appoint the sole arbitrator, British Columbia International Commercial Arbitration Centre shall appoint such arbitrator. The arbitrator selected by the parties or by the two arbitrators shall be impartial and independent from the parties and shall be technically competent with respect to the issues submitted for arbitration.

(c) The arbitration hearing will be held in Vancouver, B.C.

9. Indemnity.

(a) The Company agrees that it will defend, indemnify, reimburse and hold harmless the Royalty Holder, its officers, directors, shareholders, employees and its successors and assigns (collectively the "indemnified parties"), and each of them, from and against any and all claims, demands, liabilities, actions and proceedings, which may be made or brought against the Royalty Holder or which it may sustain, pay or incur that whosoever result from or relate to operations conducted on or in respect of the Property that result from or relate to the mining, handling, transportation, smelting or refining of the Productsor the handling of transportation of the Products.

(b) The indemnity provided in Section 9(a) is limited to claims, demands, liabilities, actions and proceedings that may be made or taken against an indemnified party its capacity as or related to the Royalty Holder as a holder of the Production Royalty and will not include any indemnity in respect of any claims, demands, liabilities, actions and proceedings against an indemnified party in any other capacity.

Schedule "C"

Unanimous and Supermajority Decisions

TULIGTIC PROJECT, MEXICO

Note, reference to the "Company" will mean the corporate entity that holds the Assets (which Minera Gavilan, Newco or another company authorized to hold the Assets under the Agreement).

1. UNANIMOUS DECISIONS

a. The acquisition or commencement of any business other than the business of exploration, exploitation and development of a mining project on the Mining Rights and any material change in such business.

b. Any material change in the corporate purpose of the make all references to Company from that set forth in the bylaws or the conduct of any activities by the Company that are not related to the project.

c. Any dissolution, liquidation or winding up of the Company or other distribution of assets for the purpose of winding up, whether voluntary or involuntary.

d. The issuance of any shares in the capital of the Company or any security, warrants options, or rights convertible into, exchangeable for, or carrying the right to subscribe for, shares in the capital of the Company, other than in accordance with this agreement.

e. The redemption or purchase for cancellation of any shares in the capital of the Company, other than in accordance with this agreement.

f. The merger, consolidation or amalgamation of the Company with or into, or a share exchange with any other company.

2. SUPERMAJORITY DECISIONS

a. Termination or suspension of mining or ore processing operations, other than temporary suspension for sound operational reasons or due to an event of force majeure.

b. A change in the number of directors of the Company, except in accordance with the provisions of this agreement.

c. The settlement of any arbitration or litigation between the Company and any of its shareholders or their Affiliates, in each case involving an aggregate value of more than US$1,000,000.

d. The settlement of any litigation or arbitration that involves a payment by the Company to a third party in excess of US$5,000,000.

e. Any amendment to the documents related to a project financing to which any shareholder is not a party that would reasonably be expected to adversely affect the obligations or credit exposure of any shareholder or its guarantors in relation to a project financing.

f. The sale, transfer or pledge (including the creation of any mortgage, lien, security interest or similar interest therein) of (A) any mining concessions, easements, water rights of the company necessary to operate the project substantially in the manner contemplated in the feasibility study or (B) any other

assets of the Company (other than obsolete, superfluous or replaced assets) with a book value in excess of US$10,000,000. Except for in both cases in the event of a project financing o refinancing of a development or mining program.

g. The incurring of indebtedness in excess of US$50,000,000 by the Company or the creation of encumbrances in respect of its assets to secure such indebtedness, except for the incurring of indebtedness and the creation of encumbrances in respect of a financing or refinancing of a development program or mining program or indebtedness related to a material expansion of mining operations.

h. The granting of any pledge, security interest or other encumbrance over any of the Company's assets, other than in connection with a project financing or the purchase of that asset.

i. Any material amendments to the bylaws, except to the extent required to give effect to (A) the shareholder funding and/or dilution provisions of the Agreement or the bylaws or (B) matters otherwise approved in accordance with the Agreement.

j. Any reduction in the capacity of the initial project (measured in terms of crusher capacity or mill capacity) by more than 25% from that contemplated in the feasibility study.

k. The decision to substantially cease operation or construction of the initial project for 180 continuous days or more with no reasonable prospect of resumption.

l. Payment of any distribution to the shareholders other than in the form of cash.

m. Any decision to curtail (other than as a result of *force majeure*) the rate of production of copper by 30% or more for a period expected to exceed 75 days.

CERTIFICATE

TO: **Almaden Minerals Ltd.**

AND TO **Minera Gavilan S.A. de C.V.**

RE: **Letter Agreement dated March 23, 2009 (the "Letter Agreement") among Almaden Minerals Ltd., Minera Gavilan S.A. de C.V. and Antofagasta Minerals S.A. ("Antofagasta") in respect of the Tuligtic Project, Mexico**

This certificate is provided pursuant to subsection 1.2(b) of the Letter Agreement. Capitalized terms not otherwise defined here shall have the meanings ascribed thereto in the Letter Agreement.

The undersigned, both being duly appointed officers of Antofagasta, **HEREBY CERTIFY** for and on behalf of Antofagasta but without personal liability, after having made due inquiry, that the execution and delivery of the Letter Agreement and the performance of the Transaction contemplated thereunder have been duly authorized by the board of directors of Antofagasta.

DATED this 23rd day of March, 2009.

ANTOFAGASTA MINERALS S.A.

By: [signature]
Name: Ricardo Muhr M.
Title: VP Mineral Resources

By: [signature]
Name: Alejandro Rivera S.
Title: VP Development & Corporate Finance

CERTIFICATE

TO: **Antofagasta Minerals S.A.**

RE: **Letter Agreement dated March 23, 2009 (the "Letter Agreement") among Almaden Minerals Ltd. ("Almaden"), Minera Gavilan S.A. de C.V. and Antofagasta Minerals S.A. in respect of the Tuligtic Project, Mexico**

This certificate is provided pursuant to subsections 1.2 (a) and 1.2 (b) of the Letter Agreement. Capitalized terms not otherwise defined here shall have the meanings ascribed thereto in the Letter Agreement.

The undersigned, being a duly appointed officer of Almaden **HEREBY CERTIFIES** for and on behalf of Almaden but without personal liability, after having made due inquiry, that:

1. Almaden is required and will, under the continuous disclosure securities requirements applicable in Canada, issue a news release with regard to the Transaction and the Letter Agreement, however the Transaction and the entering into of the Letter Agreement does not require the approval of, or filing with, the TSX and does not require any other approval, consent or acceptance of any governmental or regulatory body; and

2. the execution and delivery of the Letter Agreement and the performance of the Transaction contemplated thereunder have been duly authorized by the board of directors of Almaden.

DATED this 23rd day of March, 2009.

ALMADEN MINERALS LTD.

By: [signature]

Name: MORGAN POLIQUIN

Title: PRESIDENT & COO

CONFIRMATION OF EFFECTIVE DATE

The undersigned parties hereby acknowledge and confirm that:

1. the conditions precedent set out in subsections 1.2 (a) and (b) of the letter agreement dated March 23, 2009 (the "Letter Agreement") among Almaden Minerals Ltd., Minera Gavilan S.A. de C.V. and Antofagasta Minerals S.A. in respect of the Tuligtic Project in Mexico have been fulfilled, waived or are not applicable; and

2. the **"Effective Date"** as defined in the Letter Agreement is confirmed and acknowledged to be **March 23, 2009**.

DATED THIS 23rd day of March, 2009.

ANTOFAGASTA MINERALS S.A.

By:
Name: Ricardo [illegible]
Title: VP Mineral Resources

By:
Name: Alejandro Rivera S.
Title: VP Development & Corporate Finance

ALMADEN MINERALS LTD.

By:
Name:
Title:

MINERA GAVILAN S.A. de C.V.

By:
Name:
Title:

CONFIRMATION OF EFFECTIVE DATE

The undersigned parties hereby acknowledge and confirm that:

1. the conditions precedent set out in subsections 1.2 (a) and (b) of the letter agreement dated March 23, 2009 (the "Letter Agreement") among Almaden Minerals Ltd., Minera Gavilan S.A. de C.V. and Antofagasta Minerals S.A. in respect of the Tuligtic Project in Mexico have been fulfilled, waived or are not applicable; and

2. the **"Effective Date"** as defined in the Letter Agreement is confirmed and acknowledged to be **March 23, 2009**.

DATED THIS 23rd day of March, 2009.

ANTOFAGASTA MINERALS S.A.

By: ______________________ By: ______________________
Name: Name:
Title: Title:

ALMADEN MINERALS LTD.

By: ______________________
Name: MORGAN POLIQUIN
Title: PRESIDENT & COO

MINERA GAVILAN S.A. de C.V.

By: ______________________
Name: MORGAN POLIQUIN
Title: DIRECTOR